SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

  ☑ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2009

  ☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________________________  to ___________________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-19

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	S-1

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	E-1

Note:
All other schedules required by section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Reitrement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Los Angeles, California
June 21, 2010

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Total investments – at fair value	$2,846,798,151	$2,171,088,311

Receivables:
Accrued investment income	1,920,293	1,561,365
Unsettled trade receivables	4,316,812	65,945,687
Other	1,545,955	144,196
Total receivables	7,783,060	67,651,248
Total assets	2,854,581,211	2,238,739,559

LIABILITIES:
Accrued expenses	977,358	890,470
Unsettled trade payables	28,819,281	81,726,003
Other	31,431	480,174
Total liabilities	29,828,070	83,096,647

NET ASSETS AVAILABLE FOR BENEFITS – At fair value	2,824,753,141	2,155,642,912

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(313,956)	101,431

NET ASSETS AVAILABLE FOR BENEFITS	$2,824,439,185	$2,155,744,343

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
INVESTMENT GAINS:
Net appreciation in fair value of investments	$534,763,220
Interest	15,353,780
Dividends	4,946,220

Net investment gains	555,063,220

ADDITIONS:
Participant contributions	238,794,366
Employer contributions	58,353,156
Participant rollovers	3,843,252

Total additions	300,990,774

DEDUCTIONS:
Distributions to participants	195,141,632
Administrative expenses	2,764,554

Total deductions	197,906,186

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	658,147,808

NET TRANSFERS FROM OTHER PLANS	10,547,034

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,155,744,343

End of year	$2,824,439,185

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the “Company” or "CSC") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan (“the Prior Plan”).

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the “Code”), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CSC Retirement and Employee Benefits Plans Committee (the “Committee”), which consists of four members who are appointed by the Board of Directors of the Company and serve without compensation and are reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ rights to the Company’s contributions vest immediately.

Interest in the CSC Sponsored Trust (“CSC Trust”) — The Plan’s investments are in a trust sponsored by the Company. Currently, certain participating plans are not part of the same control group as the Company, and the trust is not considered a master trust. The assets of the CSC Trust are held by The Bank of New York Mellon (the “Trustee”). At December 31, 2009 and 2008, the Plan’s interest in the assets of the CSC Trust was approximately 59.5% and 58.5%, respectively.  Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.  The Plan has a divided interest in the CSC Trust.

Eligibility and Participation — Any eligible employee who has satisfied the Plan’s age requirement, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions — An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $5,500, on a pre-tax basis in 2009 and $5,000 in 2008.

A participant is not permitted to make voluntary after-tax contributions to the Plan, unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.

The Company will contribute an amount equal to 50% of the first 3% of the participant’s compensation deferral through the July 17, 2009 paycheck and 50% of the first 6% of the participant’s compensation deferral effective with the July 31, 2009 paycheck, except for 19 groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:

•	Group 1 — 100% of the first 5% of the participant’s compensation deferral;

•	Group 2 — 50% of the first 3% of the participant’s compensation deferral;

•	Group 3 — 75% of the first 4% of the participant’s compensation deferral;

•	Group 4 — 66 cents for every $1 contributed through February 27, 2009 paycheck; $1 for every $1 contributed up to 10% effective March 19, 2009 paycheck;

•	Group 5 — 60% of the first 4% of the participant’s compensation deferral and 40% of the next 4% up to 8%;

•	Group 6 — discretionary employer contribution of $67.20 biweekly;

•	Group 7 — discretionary employer contribution of 4%;

•	Group 8 — discretionary employer contribution of 6.1%;

•	Group 9 — discretionary employer contribution of 5%;

•	Group 10 — 50% of the first 2% of the participant’s compensation deferral and discretionary employer contribution of 3%;

•	Group 11 — 66 2/3 cents for each $1 up to the first 6% of the participant’s compensation deferral;

•	Group 12 — 100% of the first 8% of the participant’s compensation deferral;

•	Group 13 — no match, no discretionary employer contribution

•	Group 14 — discretionary employer contribution of $1.30 per hour effective October 5, 2008; changes to $1.40 per hour effective October 12, 2009.

•	Group 15 — discretionary employer contribution of $85.60 biweekly;

•	Group 16 — discretionary employer contribution of $39.60 weekly;

•	Group 17 — discretionary employer contribution of $83.20 biweekly;

•	Group 18 — discretionary employer contribution of $46.00 weekly;

•	Group 19 — discretionary employer contribution of $92.00 biweekly

Participants should refer to the plan document for more information about the aforementioned groups.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is charged with distributions. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the following 21 investment options: Money Market Fund, Short Duration Bond Fund, Core Bond Fund, Government TIPS Bond Fund, Active Allocation Fund, S&P 500 Index Fund, S&P 500 Select Fund, Active U.S. Equity Fund, U.S. Equity Completion Fund, International Equity Fund, CSC Stock Fund, Target Series Retirement Fund, Target Series Retirement 2010 Fund, Target Series Retirement 2015 Fund, Target Series Retirement 2020 Fund, Target Series Retirement 2025 Fund, Target Series Retirement 2030 Fund, Target Series Retirement 2035 Fund, Target Series Retirement 2040 Fund, Target Series Retirement 2045 Fund, and Target Series Retirement 2050 Fund. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.

The investment return in the respective funds is allocated to a participant based on his or her account balance.

Vesting of Participants’ Interests/Forfeitures — Participants are vested immediately in his or her contributions plus actual earnings thereon.

With the exception of a few selected groups, vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service or upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2009 amounted to $3,470,297.  The Plan had a forfeiture balance of $502,728 at December 31, 2009 and $208,452 at December 31, 2008.  During the year ended December 31, 2009, employer contributions were reduced by $3,176,021.

Distributable Amounts, Withdrawals and Refunds — A participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment or dismissal. The rules of payment of a participant’s distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant’s request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Administrative Expenses — Administrative expenses are paid by the Plan as provided in the plan document.  Effective June 30, 2009, a $3.25 monthly administration fee is applied to accounts of terminated participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, separate and commingled funds, Company stock, investment contracts, and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan invests in securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

Security Transactions — Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Valuation of Investment Securities — Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year.  Fixed income securities including U.S. government, corporate, mortgage backed, asset backed and other fixed income securities are valued by an independent trustee that uses third party pricing services.  These services use, for example, model-based pricing methods that use observable market data as inputs.  Broker dealer bids or quotes of securities with similar characteristics may also be used.  Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Investments in money market funds and certificate of deposits are stated at cost which approximates fair value. Derivatives are stated at fair value (see Note 10). Participant loans are stated at outstanding loan balances, which approximate fair value.

Commingled funds with underlying investments in investment contracts are stated at fair market value of the underlying investments and then adjusted to contract value for the purposes of the statements of net assets available for benefits. The T. Rowe Price Stable Value Common Trust Fund is a stable value fund. The fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Accounting Standards Codification (“ASC”) 946-210, Financial Services - Investment Companies - Balance Sheet (formerly FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by ASC 946-210. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The financial statements include investments in commingled funds whose fair values have been estimated by management in the absence of readily determinable fair values (see Note 5). Management’s estimates are based on information provided by the fund managers.

Payment of Benefits — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $5,387,104 and $4,561,220 at December 31, 2009 and 2008, respectively.

Accounting Standards Codification — The Financial Accounting Standards Board’s (“FASB”) ASC became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (“GAAP”) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants , the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

New Accounting Standards Adopted — On April 9, 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), was issued and later codified into ASC 820, Fair Value Measurements and Disclosures, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments (see Note 5).  The guidance is effective for annual periods ending after June 15, 2009.  The adoption of ASC 820, Fair Value Measurements and Disclosures, had no impact on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

On September 30, 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009.  ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value (“NAV”) per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee.  The Plan has adopted ASU 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 5).  The adoption of ASU 2009-12 had no impact on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

On February 24, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”).  This update provides amendments to Topic 855 – Subsequent Events to clarify certain recognition and disclosure requirements.  The amendments in this update remove the requirement for an SEC filing to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  The adoption of ASU 2010-09 did not have an effect on the financial statements.

New Accounting Standards to be Adopted —  On January 21, 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”).  ASU 2010-06 amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the impact ASU 2010-06 will have on the financial statements.

3.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under applicable provisions of the Code. As such, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENT FUNDS

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate once per month any amounts in his or her accounts as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

The following table represents the individual investments that exceeded 5% of the Plan’s net assets available for benefits, as of December 31, 2009 and 2008:

Description of Issue	2009	2008

SSgA Money Market Fund	$288,660,431	$311,375,475
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund (1)	346,210,340	266,251,646
Frank Russell Equity #1 Fund	167,356,438	129,464,358
Mellon Bank EB Daily Market Completion	216,215,173	145,303,731
Fund (1)
CSC common stock (1)	506,363,297	304,739,105

(1)Represents a party-in-interest to the Plan.

The Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value during the year ended December 31, 2009 as follows:

2009

Interest in commingled funds	$287,855,014
CSC common stock	196,883,817
International equities	36,670,431
Bonds and debentures	13,308,412
Other	45,546

Total appreciation in fair value of investments	$534,763,220

5.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Plan classifies investments into three levels based on valuation inputs used to determine fair value.  Level 1 refers to securities valued using quoted prices from active markets for identical assets; Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable; and Level 3 refers to securities valued based on significant unobservable inputs. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

As required by ASC 820, at December 31, 2009 and 2008, the Plan’s portfolio investments were classified as follows within the fair value hierarchy:

	Investment Assets at Fair Value as of December 31, 2009
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Fair Value
Equity:
International	$195,533,411	$4,246,283	$-	$199,779,694
CSC common stock	506,363,297	-	-	506,363,297
Domestic equity commingled funds	-	806,060,924	-	806,060,924

Fixed Income:
U.S. Treasuries	-	40,309,290	-	40,309,290
U.S. government agencies	-	15,245,301	-	15,245,301
State and local obligations	-	1,833,154	-	1,833,154
Non U.S. government	-	11,156,790	-	11,156,790
Mortgage backed securities	-	42,157,019	-	42,157,019
Asset backed securities	-	76,258,528	-	76,258,528
Corporate	-	85,979,997	-	85,979,997
Fixed income commingled fund	-	92,234,179	-	92,234,179
Stable value fund	-	10,454,801	-	10,454,801
Balanced commingled funds	-	587,150,907	-	587,150,907
Other fixed income securities	-	10,333,490	-	10,333,490
Participant loans	-	40,601,658	-	40,601,658

Derivatives	-	274,612	-	274,612

Cash & cash equivalents	724	320,603,786	-	320,604,510

Total	$701,897,432	$2,144,900,719	$-	$2,846,798,151

	Investment Assets at Fair Value as of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Interest in commingled funds	$-	$1,097,694,198	$-	$1,097,694,198
Managed accounts:
CSC common stock	304,739,105	-	-	304,739,105
Cash	701	-	-	701
Short-term investment funds	-	53,557,179	-	53,557,179
Money market	-	311,375,475	-	311,375,475
Bonds and debentures	-	226,065,816	-	226,065,816
International equity portfolios	-	141,004,888	-	141,004,888
Derivatives	-	(562,721)	-	(562,721)
Participant loans	-	37,213,670	-	37,213,670
Total investment assets at fair value	$304,739,806	$1,866,348,505	$-	$2,171,088,311

Commingled Funds — The commingled funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.   The investment strategy for each commingled fund category as presented above is as follows:

•	Domestic equity commingled funds

The Mellon Daily Liquidity Stock Index Fund holds each stock in the S&P 500 Index. Each stock in the Fund is held near its S&P 500 Index proportion weights. The Index is structured to approximate the general distribution of the industries in the U.S. economy.

The State Street Global Advisor (“SSgA”) Index Plus Secs Lending Fund seeks characteristics similar to those of the underlying benchmark using stocks that are highly ranked by multifactor and industry selection models. Because the portfolio seeks to remain well diversified across all industries, the portfolio characteristics are similar to those of the S&P 500 Index.

In the Frank Russell Equity #1 Fund, to moderate volatility, the fund manager manages the Fund using a multi-style, multimanager structure, using three primary styles of equity investment management: value, growth and market-oriented managers.

The Mellon EB Daily Market Completion Fund seeks to match the performance of the Dow Jones 4500 Completion Index, which is made up of the universe of mid- and small-size companies. The Fund samples from the smaller company stocks and optimizes the investment universe to reflect the characteristics of the entire Index.

•	Fixed income commingled fund

The SSgA Government TIPS Bond Fund seeks to match the return of the Barclays Capital Inflation Notes Index by investing in a portfolio of U.S. Treasury inflation protected securities.   The manager seeks to remain duration neutral to the Index at all times and seeks to match overall sector and security weightings to the Index. The strategy is one of full replication, owning a market-value weight of each security in the benchmark.

•	Stable value fund

The T. Rowe Price Frozen Stable Value Fund invests primarily in a portfolio of Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), and Synthetic Investment Contracts (SICs), including underlying fixed income securities supporting SICs.  Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

•	Balanced commingled funds

The SSgA Target Series of Investment Funds (Retirement and the Target Series Retirement Funds, 2010 through 2050) start out with a stock and bond mix based on a pre-determined asset allocation schedule. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

In the Melon EB Daily Liquidity Enhanced Active Allocation Fund, the investment manager decides how much to invest in the various markets or asset classes (stocks, bonds and cash equivalents) based on their assessment of the relative valuations of the asset classes using an asset allocation model. The decision is made relative to the Fund’s benchmark.

6.	PARTICIPANT LOANS

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence. Loans are recorded at outstanding loan balances, which approximate fair value, on the statements of net assets available for benefits.

Loan amounts are taken from the participants’ accounts according to a priority specified in the Plan’s loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants’ accounts in the reverse order of the priority specified in the Plan’s loan rules. Interest payments are prorated to the participants’ accounts based on each account’s outstanding principal. Both loan principal and interest repayments are invested according to the participant’s current investment fund election for contributions (except for employer match). Principal and interest are paid ratably through payroll deductions.

7.	INVESTMENTS IN CSC TRUST

The following table presents investments in the CSC Trust at fair value, at December 31, 2009 and 2008.

	2009	2008
Investments – at fair value:
Cash	$109,439	$30,286
Short-term investment funds	69,698,599	88,853,668
Money market	288,660,431	311,375,475
Bonds and debentures	524,286,864	416,845,538
CSC Common stock	506,363,297	304,739,105
Common stock	32,153,413	18,373,605
International equities	239,946,677	189,999,193
Investment in registered investment company	82,939,441	51,804,995

	1,744,158,161	1,382,021,865

Investment – at estimated fair value:
Interest in commingled funds	3,002,518,274	2,294,832,150
Derivatives	274,612	(562,721)

	3,002,792,886	2,294,269,429

Investment – at cost, which approximates fair value – participant loans	40,601,658	37,213,670

Total CSC trust – at fair value	4,787,552,705	3,713,504,964

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(313,956)	101,431

Total CSC trust, Net	$4,787,238,749	$3,713,606,395

Plan’s Interest in CSC Trust – at fair value	2,846,798,151	2,171,088,311

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(313,956)	101,431

Plan's Interest in CSC Trust, Net	$2,846,484,195	$2,171,189,742

The investment income of the CSC Trust for the years ended December 31, 2009 is summarized as follows:

2009

Appreciation:
Bonds and debentures	$24,711,206
CSC common stock	196,883,817
International equity portfolios	53,564,592
Registered investment company	26,094,076
Interest in commingled funds	602,709,820
Other	7,887

Net appreciation in fair value of investments	903,971,398

Dividends	8,911,778
Interest	25,723,411

CSC Trust investment income	$938,606,587

Plan’s interest in the CSC trust investment income	$555,063,220

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with short-term investment funds that were managed by the trustee were paid by the Company and amounted to $1,500 for the year ended December 31, 2009. During the year ended December 31, 2009, the Plan expensed $421,079 to The Bank of New York Mellon’s Mellon Capital Management for fund manager fees.

At December 31, 2009 and 2008, the Plan held 8,801,726 and 8,672,143 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $462,948,747 and $455,832,921, respectively. Computer Science Corporation common stock did not pay dividends for the year ended December 31, 2009.

9.	MERGERS AND SPIN-OFF

On December 22, 2009, the Log.Sec Corporation 401(k) Plan (the "Log.Sec Plan") was merged into the Plan.  The participants' investment account balances of the Log.Sec Plan were transferred into the Plan.  The participants of the Log.Sec Plan transferred from the Log.Sec payroll to CSC payroll and thereby, were eligible to participate in the Plan beginning January 15, 2010.  Plan's management believes that this merger is a tax-exempt transaction under the applicable provisions of the Code, and therefore, not subject to federal income taxes.

On December 4, 2009, the ITS Medical Systems, LLC 401(k) Plan (the “ITS Plan”) was merged into the Plan. The participants’ investment account balances of the ITS Plan were transferred into the Plan. Plan’s management believes that this merger is a tax-exempt transaction under the applicable provisions of the Code, and therefore, not subject to federal income taxes.

10.	DERIVATIVE FINANCIAL INSTRUMENTS

In the Plan’s investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities. Derivatives are often used to manage market risk and to achieve overall investment portfolio objectives but not for speculation.  Exchange listed futures are priced using vendor services. Over-the-counter derivatives are priced using broker quotes.

Futures Contracts — The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan’s fixed income investments and to achieve overall investment portfolio objectives. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2009 and 2008, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the fair value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

At December 31, 2009, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $42,600,000 and $32,000,000, respectively; and to sell Eurodollar contracts with notional amounts of $6,000,000. At December 31, 2008, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $56,800,000 and $3,600,000, respectively, to buy U.S. Treasury Bond contracts with notional amounts of $1,200,000, and to buy and sell Eurodollar contracts with notional amounts of $18,000,000 and $24,000,000, respectively.  Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2009 and 2008, as settlements are made by cash daily. Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.

Interest Rate Swap — An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency. The Plan had entered into 16 interest rate swap contracts as of December 31, 2009, with a total fair value of $274,612 and a notional value of $52,700,000. The Plan had entered into 19 interest rate swap contracts as of December 31, 2008, with a total fair value of $337,453 and a notional value of $46,700,000.

Credit Default Swap — A credit default swap is designed to transfer the credit exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap.  The Plan had no credit default swap positions as of December 31, 2009.  The Plan had entered into one credit default swap with a fair value of ($923,931) and notional amount of $3,100,000 as of December 31, 2008. The index involved in that swap was the Dow Jones North American Investment Grade High Volatility Index. This index was a collection of high volatility names that was priced monthly by Dow Jones.

Swaption — A swaption is an option to enter into an interest rate swap. In exchange for an option premium, the buyer gains the right but not the obligation to enter into a specified swap agreement with the issuer on a specified future date. As of December 31, 2009, there were no swaption contracts.  As of December 31, 2008, the Plan had entered into two interest swaption contracts with a fair value of $23,757 and a notional amount of $6,100,000.

At December 31, 2009, the fair value of derivatives was $274,612. At December 31, 2008, the fair value of derivatives was ($562,721).

The fair values of derivative instruments in the statement of net assets available for benefits are as follows:

	As of December 31, 2009
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate contracts	Investments at fair value	$879,913	Investments at fair value	$(605,301)

Total derivatives		$879,913		$(605,301)

The effect of derivative instruments on the statement of changes in net assets available for benefits is as follows:

	For the Year Ended December 31, 2009
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Location of Gain or (Loss) in the Statement of Changes in Net Assets Available for Benefits	Amount of Gain (Loss) Recognized in Income on Derivatives
Interest rate contracts	Net appreciation in fair value of investments	$165,013
Credit derivatives	Net depreciation in fair value of investments	(778,765)
Total derivative loss		$(613,752)

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, at December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$2,824,439,185	$2,155,744,343
Amounts allocated to withdrawing participants	(5,387,104)	(4,561,220)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	313,956	(101,431)
Net assets available for benefits per Form 5500	$2,819,366,037	$2,151,081,692

The following is a reconciliation of net increase in assets before transfers per the financial statements to the Form 5500 for the year ended December 31, 2009:

2009

Net increase in net assets before transfers per the financial statements	$658,147,808
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	313,956
Net increase in net assets before transfers per Form 5500	$658,461,764

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2009:

2009

Distributions to participants per the financial statements	$195,141,632
Amounts allocated to withdrawing participants at end of year	5,387,104
Amounts allocated to withdrawing participants at start of year	(4,561,220)
Distributions to participants per the Form 5500	$195,967,516

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

12.	SUBSEQUENT EVENTS

On May 19, 2010, the Company’s Board of Directors declared a dividend of $0.15 per share for the quarter ended April 2, 2010, payable on July 15, 2010 to the holders of record of the Company’s common stock as of the close of business on June 15, 2010.

******

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                           Computer Sciences Corporation
                                                                                                                                                                                           MATCHED ASSET PLAN

Date: June 21, 2010                                                                                                                                    By:      /s/ Donald G. DeBuck
                                                                                         Donald G. DeBuck
                                                                                                                                                                                         Committee Member, CSC Retirement and Employee Benefits Plans

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i
Computer Sciences Corporation
EIN 95-2043126
Computer Sciences Corporation Matched Asset, Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value

	Euro	Cash				$724

	State Street Global Advisor	Money Market Fund				288,660,431
*	The Bank of New York Mellon	Collective Short Term Invest Fd				31,943,280
*	Mellon Temporary Investment Fund	Collective Short Term Invest Fd				75
			Total Short-Term Investments			320,603,786

*	Computer Sciences Corporation	Common Stock (8,801,726 shares)			$462,948,747	506,363,297

	Computer Sciences Corporation	Participant loans				40,601,658

*	Mellon Bank, N.A.	Commingled Fund - Daily Liquidity Stock Index Fund				346,210,340
*	Mellon Bank, N.A.	Commingled Fund - EB Daily Liquidity Enhanced Asset Allocation				100,537,273
	State Street Global Advisor	Commingled Fund - SSGA Index Plus Secs Lending Ser A Fund				76,278,973
*	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Market Completion Fund				216,215,173
	Frank Russell	Commingled Fund - Frank Russell Equity #1 Fund				167,356,438
	State Street Global Advisor	Commingled Fund - SSGA Gov't TIPS Bond Fund				92,234,179
	State Street Global Advisor	SSgA Target Retirement Fund				30,093,959
	State Street Global Advisor	SSgA Target Ser Ret 2010				58,754,914
	State Street Global Advisor	SSgA Target Ser Ret 2015				86,110,651
	State Street Global Advisor	SSgA Target Ser Ret 2020				95,652,369
	State Street Global Advisor	SSgA Target Ser Ret 2025				83,165,686
	State Street Global Advisor	SSgA Target Ser Ret 2030				59,459,483
	State Street Global Advisor	SSgA Target Ser Ret 2035				36,057,413
	State Street Global Advisor	SSgA Target Ser Ret 2040				20,737,993
	State Street Global Advisor	SSgA Target Ser Ret 2045				8,888,892
	State Street Global Advisor	SSgA Target Ser Ret 2050				7,692,274
	T.Rowe Price	Commingled Fund - Frozen Stable Value Fund				10,454,801
		Total Interest in Commingled Funds				1,495,900,811

	Achmea Hypotheekbank Nv Medium~Term Nts Book Entry 144A Neth~Tranche # Tr 1~Scheme	Corporate Bonds	3.200%	11/03/14		389,243
	Achmea Hypotheekbank Nv Medium~Term Nts Book Entry 144A Neth~Tranche # Tr 1~Scheme	Corporate Bonds	3.200%	11/03/14		1,037,982
	Alabama Pwr Co~Sr Nt Ser 2007D	Corporate Bonds	4.850%	12/15/12		642,656
	Allstate Corp~Jr Sub Deb Fixed-Fltg Ser B	Corporate Bonds	6.125%	05/15/37		69,600
	Aol Time Warner Inc	Corporate Bonds	7.625%	04/15/31		11,616
	AT&T Broadband Corp~Nt	Corporate Bonds	8.375%	03/15/13		1,031,667
	AT&T Corp~Usd Sr Nt	Corporate Bonds	7.300%	11/15/11		622,105
	AT&T Inc~Global Nt	Corporate Bonds	6.300%	01/15/38		507,865
	AT&T Inc~Global Nt	Corporate Bonds	5.500%	02/01/18		62,605
	AT&T Inc~Global Nt	Corporate Bonds	5.800%	02/15/19		95,936
	Australia & New Zealand Bkg~Group Ltd Sr Medium Term Nts~Tranche # Sr 00005~Govt Gtee Scheme	Corporate Bonds		06/18/12		783,933

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Bank Amer Corp	Corporate Bonds	6.000%	09/01/17		228,342
	Bank New York Inc Medium Term~Sr Nts Book Entry~Tranche # Tr 00027	Corporate Bonds		03/23/12		457,001
	Bear Stearns Cos Inc	Corporate Bonds	5.350%	02/01/12		812,866
	Bellsouth Corp~Nt	Corporate Bonds	4.750%	11/15/12		640,688
	Berkshire Hathaway Fin Corp~Sr Nt	Corporate Bonds	4.000%	04/15/12		1,613,872
	Bp Cap Mkts P L C	Corporate Bonds	1.550%	08/11/11		1,223,797
	Bp Cap Mkts P L C~Gtd Nt	Corporate Bonds	3.125%	03/10/12		587,129
	Bristol-Meyer Squibb	Corporate Bonds	6.875%	08/01/97		21,679
	Burlington Northn Santa Fe~Corp~Nt Dtd 05/15/2001	Corporate Bonds	6.750%	07/15/11		786,152
	Canadian Nat Res Ltd~Nt	Corporate Bonds	6.500%	02/15/37		159,114
	Canadian Natl Ry Co~Nt	Corporate Bonds	6.375%	10/15/11		657,042
	Cdp Finl Inc Rstr~Gtd Sr Nt	Corporate Bonds	4.400%	11/25/19		957,890
	Cenovus Energy Inc~Sr Nt	Corporate Bonds	6.750%	11/15/39		256,162
	Centerpoint Energy Res Corp~Sr Nt	Corporate Bonds	7.875%	04/01/13		73,214
	Chevron Corp Deb	Corporate Bonds	3.450%	03/03/12		727,524
	Chubb Corp~Directly-Issued Sub Cap Secs	Corporate Bonds	6.375%	03/29/37		139,500
	Cisco Sys Inc~Sr Nt	Corporate Bonds	4.450%	01/15/20		637,637
	Citibank N A Fdic Gtd Tlgp~Nt	Corporate Bonds	1.375%	08/10/11		1,353,578
	Citibank N A Fdic Gtd Tlgp~Nt Dtd 10/2009	Corporate Bonds	1.750%	12/28/12		1,129,968
	Citigroup Fdg Inc Fdic Gtd	Corporate Bonds	2.250%	12/10/12		544,239
	Citigroup Fdg Inc Fdic Gtd	Corporate Bonds	2.250%	12/10/12		861,712
	Citigroup Fdg Inc Fdic Gtd~Tlgp~Gtd Nt	Corporate Bonds	1.875%	11/15/12		977,472
	Citigroup Fdg Inc Fdic Gtd~Tlgp~Nt	Corporate Bonds	1.375%	05/05/11		1,081,869
	Citigroup Fdg Inc Fdic Gtd~Tlgp~Nt	Corporate Bonds	1.375%	05/05/11		1,549,841
	Citigroup Fdg Inc Fdic Gtd~Tlgp~Nt	Corporate Bonds	1.875%	10/22/12		821,882
	Citigroup Inc Fdic Gtd Tlgp~Gtd Nt	Corporate Bonds	2.125%	04/30/12		1,298,762
	Coca Cola Co~Nt	Corporate Bonds	5.350%	11/15/17		285,463
	Comcast Corp New~Gtd Nt	Corporate Bonds	5.900%	03/15/16		107,692
	Comcast Corp New~Nt	Corporate Bonds	7.050%	03/15/33		38,214
	Conocophillips Australia Fdg~Co~Gtd Nt	Corporate Bonds	5.500%	04/15/13		613,562
	Conocophillips~Gtd Nt	Corporate Bonds	4.600%	01/15/15		302,667
	Consolidated Nat Gas Co~Sr Nt	Corporate Bonds	5.000%	03/01/14		26,197
	Cox Communications Inc New~Nt	Corporate Bonds	4.625%	01/15/10		380,315
	Credit Suisse First Boston Mtg~Secs Corp~2001-Ckn5 Mtg Passthru Ctf	Corporate Bonds	5.435%	09/15/34		1,054,067
	Credit Suisse First Boston N Y~Brh Medium Term Sr Nts Book~Tranche # Tr 00411	Corporate Bonds	5.000%	05/15/13		479,894
	Credit Suisse Guernsey Brh~Cap Nt Tier 1 Fixed To Fltg	Corporate Bonds	5.860%	12/31/49		261,000
	Cvs Corp~Sr Nt	Corporate Bonds	5.750%	08/15/11		452,574
	Deutsche Bk Ag Global Medium~Term Nts Book Entry~Tranche # Tr 00182	Corporate Bonds	5.000%	10/12/10		243,476
	Dominion Res Inc Va New~Sr Nt Ser B	Corporate Bonds	5.950%	06/15/35		174,062
	Duke Energy Corp	Corporate Bonds	5.050%	09/15/19		323,918
	Duke Energy Ohio Duk	Corporate Bonds	2.100%	06/15/13		528,243
	Eksportfinans A S A Medium~Term Nts Book Entry~Tranche # Tr 00087	Corporate Bonds	5.125%	10/26/11		771,132
	Eksportfinans A S A Medium~Term Nts Book Entry~Tranche # Tr 00119	Corporate Bonds	5.000%	02/14/12		586,229
	Eksportfinans A S A Medium~Term Nts Book Entry~Tranche # Tr 00147	Corporate Bonds	5.500%	06/26/17		450,079
	Electronic Data Sys Corp New~Sr Nt Ser B	Corporate Bonds		08/01/13		508,493
	Enterprise Prods Oper Llc	Corporate Bonds	5.250%	01/31/20		296,766
	European Invt Bk~5 Yr Global Bd	Corporate Bonds	3.125%	06/04/14		485,568

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Finance For Danish Ind A/S Eur~Gtd Sr Medium Term Nts Book~Tranche # Tr 6	Corporate Bonds	1.750%	12/06/12		829,030
	Finance For Danish Ind A/S Eur~Gtd Sr Medium Term Nts Book~Tranche # Tr 6	Corporate Bonds	1.750%	12/06/12		936,951
	Florida Power & Light Co 1St M	Corporate Bonds	5.950%	02/01/38		210,100
	Florida Power Corp 1St Mtg F/R	Corporate Bonds	6.400%	06/15/38		109,179
	Florida Pwr & Lt Co	Corporate Bonds	4.950%	06/01/35		45,678
	Florida Pwr Corp~1St Mtg Dtd 07/18/2001	Corporate Bonds	6.650%	07/15/11		702,088
	Fort Irwin Ld Llc~Military Hsg Rev Bd 2005 Ser A~I	Corporate Bonds	5.030%	12/15/25		42,316
	Fort Irwin Ld Llc~Military Hsg Rev Bd 2005 Ser A~Ii	Corporate Bonds	5.300%	12/15/35		86,119
	Fpl Group Cap Inc	Corporate Bonds	5.625%	09/01/11		228,702
	General Elec Cap Corp M/T/N	Corporate Bonds	6.125%	02/22/11		390,979
	General Elec Cap Corp M/T/N~Term Nts Book Entry~Tranche # Tr 00551	Corporate Bonds	6.000%	06/15/12		458,112
	General Elec Cap Corp M/T/N~Term Nts Book Entry~Tranche # Tr 00793	Corporate Bonds	6.150%	08/07/37		75,546
	General Elec Cap Corp Medium~Term Nts Book Entry~Tranche # Tr 00779	Corporate Bonds	5.000%	04/10/12		94,800
	General Elec Cap Corp Medium~Term Nts Book Entry~Tranche # Tr 00780	Corporate Bonds		04/10/12		630,952
	General Elec Cap Corp Medium~Term Nts Book Entry~Tranche # Tr 00804	Corporate Bonds	6.375%	11/15/67		260,250
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00004	Corporate Bonds	3.000%	12/09/11		3,999,582
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00011	Corporate Bonds	1.800%	03/11/11		1,309,608
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00011	Corporate Bonds	1.800%	03/11/11		1,385,454
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00013	Corporate Bonds	2.250%	03/12/12		2,500,718
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00023	Corporate Bonds	2.625%	12/28/12		712,887
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00023	Corporate Bonds	2.625%	12/28/12		1,298,473
	General Elec Cap Corp Medium~Term Sr Nts Book Entry Fdic~Tranche # Tr 00026	Corporate Bonds	2.000%	09/28/12		1,061,367
	Glaxosmithkline Cap Inc~Gtd Nt	Corporate Bonds	4.850%	05/15/13		322,035
	Goldman Sachs Cap Ii~Gtd Fixed To Fltg Normal Pps	Corporate Bonds		12/29/49		151,125
	Goldman Sachs Grp Inc	Corporate Bonds	5.250%	10/15/13		456,664
	Gte Corp	Corporate Bonds	6.940%	04/15/28		25,647
	Halliburton Co~Sr Nt Conv	Corporate Bonds	5.500%	10/15/10		156,104
	Japan Fin Corp~Gtd Bd	Corporate Bonds	2.000%	06/24/11		581,935
	JPMorgan Chase & Co Fdic Gtd~Tlgp~Nt	Corporate Bonds	2.200%	06/15/12		669,174
	JPMorgan Chase & Co~Dep Shs Repstg 1/10Th Pfd Ser~Formerly J P Morgan Chase And~Co To 07/20/2004	Corporate Bonds		04/29/49		82,517
	JPMorgan Chase & Co~Nt~Formerly J P Morgan Chase &~Co To 07/20/2004	Corporate Bonds	6.300%	04/23/19		275,020
	JPMorgan Chase Bk N A New York~N Y~Sub Bk Nt~Formerly JPMorgan Chase Bk New	Corporate Bonds	6.000%	07/05/17		317,913
	JPMorgan Chase Cap Xxv~Cap Secs Ser Y	Corporate Bonds	6.800%	10/01/37		919,043

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Kellogg Co	Corporate Bonds	4.450%	05/30/16		489,141
	Kraft Foods Inc~Nt	Corporate Bonds	6.500%	08/11/17		271,265
	Kraft Foods Inc~Nt	Corporate Bonds	6.125%	02/01/18		446,905
	Kreditanstalt Fur~Wiederaufbau Kfw~Global Bd	Corporate Bonds	2.750%	10/21/14		1,285,388
	Kreditanstalt Fur~Wiederaufbau Kfw~Global Nt	Corporate Bonds	3.500%	03/10/14		816,998
	Kreditanstalt Fur~Wiederaufbau Kfw~Global Nt	Corporate Bonds	3.500%	03/10/14		1,284,588
	Landwirtschaftliche Rentenbank~Nt	Corporate Bonds	4.125%	07/15/13		702,905
	Lehman Brothers Hldgs Inc Dflt~Lehman Brothers Hldgs Inc~Medium Term Nt Ser I	Corporate Bonds	6.750%	12/28/17		113
	Lincoln Natl Corp Ind~Cap Secs	Corporate Bonds	6.050%	04/20/67		77,500
	Metlife Inc~Jr Sub Deb Fxd To Fltg Rate	Corporate Bonds	6.400%	12/15/36		227,500
	Metropolitan Life Global Fdg I~Medium Term Nts Book Entry~Tranche # Tr 00044	Corporate Bonds		06/10/11		841,492
	Midamerican Energy Hldgs Co~New~Sr Bd	Corporate Bonds	5.950%	05/15/37		175,196
	Midamerican Energy Hldgs Co~New~Sr Bd	Corporate Bonds	6.500%	09/15/37		80,654
	Morgan Stanley	Corporate Bonds	4.200%	11/20/14		890,623
	Morgan Stanley Co	Corporate Bonds	6.750%	04/15/11		105,948
	Morgan Stanley Fdic Gtd Tlgp~Gtd Nt	Corporate Bonds	2.250%	03/13/12		1,020,849
	Morgan Stanley Fdic Gtd Tlgp~Gtd Nt	Corporate Bonds	2.250%	03/13/12		1,310,343
	Morgan Stanley~For Equity Issues See 61746S~Sr Global Medium Term Nt Ser F~Formerly Morgan Stanley Dean	Corporate Bonds		01/09/12		711,850
	Morgan Stanley~Global Medium Term Nt Ser F	Corporate Bonds	5.625%	09/23/19		347,522
	New York Life Global Fdg Restr~Medium Term Nts Book Entry~Tranche # Tr 00009	Corporate Bonds	5.250%	10/16/12		568,393
	New York Life Global Fdg Restr~Medium Term Nts Book Entry~Tranche # Tr 00009	Corporate Bonds	5.250%	10/16/12		268,110
	News Amer Hldgs Inc Sr Deb	Corporate Bonds	7.750%	01/20/24		41,095
	News Amer Hldgs Inc~Deb	Corporate Bonds	8.500%	02/23/25		58,897
	News Amer Inc~Bd	Corporate Bonds	6.200%	12/15/34		15,075
	Niagara Mohawk Power Corp Gen	Corporate Bonds	3.553%	10/01/14		274,159
	Novartis Cap Corp~Gtd Nt	Corporate Bonds	4.125%	02/10/14		583,405
	Oracle Corp	Corporate Bonds	4.950%	04/15/13		219,977
	Pepsiamericas Inc	Corporate Bonds	4.375%	02/15/14		582,635
	Petrobas Intl Fin Co~Global Nt	Corporate Bonds	5.875%	03/01/18		30,252
	Petrobas Intl Fin Co~Gtd Global Nt	Corporate Bonds	5.750%	01/20/20		747,708
	Pfizer Inc~Nt	Corporate Bonds	7.200%	03/15/39		305,485
	Philip Morris Intl Inc~Nt	Corporate Bonds	4.875%	05/16/13		897,311
	Philip Morris Intl Inc~Nt Dtd 11/2008	Corporate Bonds	6.875%	03/17/14		226,625
	Rabobank Nederland Global~Medium Term Nts Book Entry~Tranche # Tr 00043	Corporate Bonds	2.650%	08/17/12		1,390,785
	Schering Plough Corp	Corporate Bonds	6.550%	09/15/37		283,928
	Scottish Pwr Plc~Nt Dtd 03/22/2005	Corporate Bonds	4.910%	03/15/10		226,865
	Shell Intl Fin B V	Corporate Bonds	4.000%	03/21/14		678,295
	Slm Corp Medium Term Nts Book~Entry~Tranche # Tr 00086	Corporate Bonds	4.500%	07/26/10		219,212
	Slm Corp Medium Term Nts Book~Entry~Tranche # Tr 00102	Corporate Bonds		01/27/14		123,425
	Stanford University Ben Tr	Corporate Bonds	3.625%	05/01/14		231,480
	Stanford University Ben Tr	Corporate Bonds	4.250%	05/01/16		205,684
	Suncorp Metway Ltd Sr Medium~Term Nts Book Entry 144A~Tranche # Tr 00003	Corporate Bonds		12/17/10		1,212,674
	Svenska Handelsbanken Ab~Medium Term Sr Nts Book Entry~Tranche # Tr 00002	Corporate Bonds	2.875%	09/14/12		809,967
	Svenska Handelsbanken Ab~Medium Term Sr Nts Book Entry~Tranche # Tr 00002	Corporate Bonds	2.875%	09/14/12		774,751

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Tci Communications Inc Deb	Corporate Bonds	7.125%	02/15/28		119,457
	Teachers Ins & Annuity Assn~Amer~Surplus Nt	Corporate Bonds	6.850%	12/16/39		222,254
	Telefonica Emisiones S A U~Gtd Sr Nt	Corporate Bonds	4.949%	01/15/15		374,129
	Telefonica Emisiones S A U~Sr Nt	Corporate Bonds	5.984%	06/20/11		438,925
	Telefonica Europe B V~U S Nt	Corporate Bonds	7.750%	09/15/10		376,600
	Time Warner Cable Inc~Nt	Corporate Bonds	6.200%	07/01/13		400,938
	Time Warner Companies Inc~Deb	Corporate Bonds	7.570%	02/01/24		238,905
	Travelers Cos Inc~Jr Sub Deb Fixed / Fltg Rate	Corporate Bonds	6.250%	03/15/67		159,423
	U S Bancorp Medium Term Nts-~Book Entry~Tranche # Tr 00158	Corporate Bonds		05/06/10		981,499
	United Parcel Svc Inc~Sr Nt	Corporate Bonds	4.500%	01/15/13		760,188
	United Parcel Svc Inc~Sr Nt	Corporate Bonds	6.200%	01/15/38		271,617
	Unitedhealth Group Inc~Unitedhealth Group Inc~Nt	Corporate Bonds	5.250%	03/15/11		626,907
	Verizon Global Fdg Corp	Corporate Bonds	6.875%	06/15/12		232,495
	Verizon Global Fdg Corp	Corporate Bonds	7.375%	09/01/12		535,430
	Verizon Md Inc~Deb Ser B	Corporate Bonds	5.125%	06/15/33		71,205
	Verizon Wireless Cap Llc~Nt	Corporate Bonds	8.500%	11/15/18		868,266
	Vodafone Airtouch Plc~Nt~Formerly Vodafone Group Plc To~06/28/1999	Corporate Bonds	7.750%	02/15/10		75,573
	Vodafone Group Plc New~Vodafone Group Plc New~Nt	Corporate Bonds	4.150%	06/10/14		771,585
	Vodafone Group Plc New~Vodafone Group Plc New~Nt Fltg	Corporate Bonds		02/27/12		383,595
	Wachovia Corp New~Sr Hldg Co Floating Rt Nt	Corporate Bonds		03/15/11		214,430
	Yale Univ Medium Term Nts Book~Entry~Tranche # Tr 00002	Corporate Bonds	2.900%	10/15/14		637,622
	Cox Communications Inc New Restr	Corporate Bonds	8.375%	03/01/39		249,036
	Roche Hldgs Inc Restr~Gtd Nt	Corporate Bonds	6.000%	03/01/19		357,126
			Total Corporate Bonds			85,979,997

	Export Dev Cda~Usd Bd	Gov't Agencies bond	2.375%	03/19/12		712,194
	Federal Home Ln Bk Chicago~Sub Nt	Gov't Agencies bond	5.625%	06/13/16		277,234
	Federal Home Ln Bks Deb	Gov't Agencies bond	5.250%	09/12/14		419,663
	Federal Home Ln Bks Deb	Gov't Agencies bond	5.375%	06/13/14		421,919
	Federal Home Ln Bks Deb~Cons Bd Dtd 05/04/2004	Gov't Agencies bond	5.375%	05/15/19		1,573,359
	Federal Home Ln Mtg Corp~Reference Nts Fed Book Entry~Preassign 00025	Gov't Agencies bond	5.125%	11/17/17		892,775
	Federal Home Ln Mtg Corp~Reference Nts Fed Book Entry~Preassign 00052	Gov't Agencies bond	3.000%	07/28/14		1,464,417
	Federal Natl Mtg Assn	Gov't Agencies bond	6.250%	02/01/11		1,103,099
	Federal Natl Mtg Assn	Gov't Agencies bond	5.250%	08/01/12		976,424
	Federal Natl Mtg Assn	Gov't Agencies bond	3.500%	08/25/14		387,767
	Federal Natl Mtg Assn	Gov't Agencies bond	5.250%	08/01/12		693,635
	Federal Natl Mtg Assn	Gov't Agencies bond	2.500%	05/15/14		1,696,813
	Federal Natl Mtg Assn	Gov't Agencies bond	3.500%	08/25/14		1,450,350
	Federal Natl Mtg Assn	Gov't Agencies bond	3.000%	09/16/14		992,556
	Federal Natl Mtg Assn M/T/N	Gov't Agencies bond	2.000%	02/11/11		866,622
	Federal Natl Mtg Assn~Preassign 00460~Issues Dated 4/1/1996 & After~Including Callable Issues With	Gov't Agencies bond	2.750%	02/05/14		1,213,500
	Resolution Fdg Corp Fed Book~ Entry Cpn Strips~Generic Int Pmt	Gov't Agencies bond		10/15/18		51,094
	Resolution Fdg Corp Fed Book~ Entry Cpn Strips~Generic Int Pmt~Bd	Gov't Agencies bond		07/15/18		51,880
		Total Government Agency Bonds				15,245,301

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	United States Treas Nts~Dtd 00276	Government Bond	0.750%	11/30/11		14,211,731
	United States Treas Nts~Dtd 00266	Government Bond	1.125%	12/15/12		3,601,367
	United States Treas Nts~Dtd 00269	Government Bond	2.625%	12/31/14		478,613
	U S Treasury Notes Trsy Infl Index	Government Bond		1/15/10		1,389,264
	US Treasury Notes Trsy Infl Idx01/15/10~Collateral Held @ Harris Trust Under~Real Cusip 9128275W8	Government Bond		1/15/10		170,199
	U S Treasury Bonds	Government Bond	7.250%	8/15/22		1,418,538
	U S Treasury Bonds	Government Bond	6.750%	8/15/26		378,516
	US Treasury Bd Stripped~ Stripped Prin Pmt~035	Government Bond		11/15/27		1,244,562
	United States Treas Bds~Dtd 00209	Government Bond	3.500%	2/15/39		270,291
	United States Treas Bds~Dtd 00210	Government Bond	4.250%	5/15/39		1,702,697
	U S Treasury Bonds	Government Bond	4.500%	8/15/39		3,264,328
	United States Treas Nts~Dtd 00263	Government Bond	3.375%	11/15/19		7,791,188
	U S Treasury Bonds	Government Bond	4.375%	11/15/39		2,134,528
	United States Treas Nts~Dtd 00269	Government Bond	2.625%	12/31/14		2,253,469
	U S Treasury Bills	Government Bond		5/20/10		599,670
	U S Treasury Bills 05/20/2010~Brokers Collateral Held @ Bank Real~Cusip 912795Ur0	Government Bond		5/20/10		(599,671)
			Total Government Bonds			40,309,290

	California St~Taxable-Var Purp-Build Amer~Bds-Direct Pmt To Issuer~For Previous Issues See 13062T	State and Local Oblig.	7.300%	10/1/39		287,267
	Dallas Tex Area Rapid Tran Sal	State and Local Oblig.	5.999%	12/1/44		209,924
	New York St Urban Dev Corp Rev~Taxable-St Pers Income Tax~Ser D~For Issues Dtd Prior To	State and Local Oblig.	1.315%	12/15/11		476,482
	Oklahoma Agric & Mechanical~Colleges Rev~Taxable-Bd Antic Nts~Okla St Univ	State and Local Oblig.	2.550%	8/1/11		401,584
	Port Auth N Y & N J	State and Local Oblig.	6.040%	12/1/29		165,013
	Texas St	State and Local Oblig.	5.517%	4/1/39		292,884
			Total State and Local Obligations			1,833,154

	Ahmat Amern Home Mtg Corp Ser~2006-6~Mtg Bkd Passthru Ctf Cl A1-A~Cmo A1A Ser 6	Asset Backed Security	0.380%	10/25/37		58,050
	Ally Auto Receivables Tr~2009-A~Asset Backed Nt Cl A-2 Talf	Asset Backed Security	1.320%	3/15/12		1,037,236
	Ally Auto Receivables Trust	Asset Backed Security	1.210%	6/15/12		1,201,214
	Alternative Ln Tr 2006-Oa10~Mtg Passthru Ctf Cl 1-A-1~1-A-1-Var Rate~062906	Asset Backed Security	1.410%	8/25/46		65,423
	American Express Issuance Tr~2008-2 Asset Backed Ctf Cl A Ser 2	Asset Backed Security	4.020%	1/18/11		1,084,612
	American Home Mtg Assets Tr~2005-1 Mtg Passthru Ctf Cl 3A11~Adj Rate	Asset Backed Security	0.453%	11/25/35		142,878
	American Home Mtg Invt Tr *Pp*~2005-1 Mtg Bkd Nt Cl Vi-A 144A	Asset Backed Security	5.268%	6/25/45		126,485
	Ameriquest Mtg Secs Inc~Ameriquest Mtg Secs Inc~A-1-Var Rate~110104	Asset Backed Security	0.482%	11/25/34		134,526
	Arran Residential Mtgs Fdg No Restr~3 Plc~Nt Cl A1B~144A	Asset Backed Security	0.325%	9/16/36		138,476
	Ba Cr Card Tr~2006-12 Nt Cl A Fltg~Cmo A12 Ser A12	Asset Backed Security	0.253%	3/15/14		984,306
	Banc Amer Alternative Ln Tr~2004-5 Mtg Passthru Ctf Cl~4-A-1-Fixed Rt~052504	Asset Backed Security	5.000%	6/25/19		98,243
	Banc Amer Alternative Ln Tr~2004-6 Mtg Passthru Ctf Cl	Asset Backed Security	5.000%	7/25/19		124,289
	Banc Amer Coml Mtg Inc~2002-Pb2 Coml Mtg Passthru Ctf	Asset Backed Security	6.085%	6/11/35		109,011
	Banc Amer Coml Mtg Inc~2002-Pb2 Coml Mtg Passthru Ctf~Cl-A4	Asset Backed Security	6.186%	6/11/35		1,136,372
	Banc Amer Coml Mtg Inc~2002-Pb2 Coml Mtg Passthru Ctf~Cl-A4	Asset Backed Security	6.186%	6/11/35		466,070

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Banc Amer Coml Mtg Inc~2003-1 Coml Mtg Passthru Ctf	Asset Backed Security	3.878%	9/11/36		380,496
	Banc Amer Coml Mtg Inc~2004-6 Coml Mtg Passthru Ctf Cl-A3	Asset Backed Security	4.512%	12/10/42		441,081
	Banc Amer Coml Mtg Inc~Ser 2001-1 Cl-A2	Asset Backed Security	6.503%	4/15/36		1,036,933
	Banc Amer Coml Mtg Tr 2007-2~Mtg Passthru Ctf Cl A-2~Cmo A2 Ser 2	Asset Backed Security	5.634%	4/10/49		1,072,905
	Bear Stearns Alt-A Tr~2004-13 Mtg Passthru Ctf Cl-A1	Asset Backed Security	0.877%	11/25/34		145,736
	Bear Stearns Arm Tr~2004-7 Mtg Passthru Ctf Cl-4A~Rate	Asset Backed Security	3.863%	10/25/34		177,689
	Bear Stearns Coml Mtg Secs Inc~Coml Mtg Passthru Ctf Cl A-2~Ser 2001-Top2	Asset Backed Security	6.480%	2/15/35		1,014,274
	Cd 2007-Cd4 Coml Mtg Tr~Mtg Passthru Ctf Cl A-4 Var	Asset Backed Security	5.322%	12/11/49		48,813
	Cd 2007-Cd5 Mtg Tr~Coml Mtg Passthru Ctf Cl A-4	Asset Backed Security	5.886%	11/15/44		133,225
	Centerpoint Energy Transition~Bd Co Ii Llc~Sr Secd Nt Transition Bd Ser A	Asset Backed Security	4.970%	8/1/14		1,077,634
	Chase Issuance Tr~Ser A7 Cl A7	Asset Backed Security	0.683%	9/17/12		270,322
	Chase Issuance Tr~Ser A7 Cl A7	Asset Backed Security	0.683%	9/17/12		1,396,665
	Chrysler Finl Auto~Securitization Tr 2009-A~Asset Backed Nt~Talf	Asset Backed Security	2.820%	1/15/16		786,653
	Citigroup Mtg Ln Tr 2006-Ar5~Mtg Passthru Ctf Cl 1-A5A~1-A5A-Var Rate~062906	Asset Backed Security	5.808%	7/25/36		782,225
	Citigroup Mtg Ln Tr 2007-Amc3~Asset Backed Ctf Cl A2A~Cmo A2A2 Ser Amc3	Asset Backed Security	0.308%	3/25/37		81,402
	Citigroup Mtg Ln Tr~2005-4 Mtg Passthru Ctf Cl~A-Var Rate~082405	Asset Backed Security	5.341%	8/25/35		373,430
	Citigroup Mtg Ln Tr~2006-Ar1 Mtg Bkd Nt Cl I-A1~Var Rate	Asset Backed Security	4.900%	2/25/36		521,522
	Cnh Equip Tr 2007-B~Nt Cl A-3A	Asset Backed Security	5.400%	10/17/11		225,008
	Cobalt Cmbs Coml Mtg Tr~2006-C1~Mtg Passthru Ctf Cl A-2~Cmo A2 Ser C1	Asset Backed Security	5.174%	8/15/48		728,801
	Comm 2000-C1~Coml Mtg Passthru Ctf Cl A-2	Asset Backed Security	7.416%	4/15/10		299,788
	Comm 2005-C6~Coml Mtg Passthru Ctf Cl A-2~A-2-Fixed Rt~080505	Asset Backed Security	4.999%	6/10/44		550,653
	Credit Suisse First Boston Mtg~Secs Corp~2002-Ckn2 Mtg Passthru Ctf	Asset Backed Security	6.133%	4/15/37		926,046
	Credit Suisse First Boston Mtg~Secs Corp~2002-Cks4 Coml Mtg Passthru	Asset Backed Security	5.183%	11/15/36		1,033,208
	Credit Suisse First Boston Mtg~Secs Corp~2002-Cks4 Coml Mtg Passthru	Asset Backed Security	5.183%	11/15/36		552,766
	Credit Suisse First Boston Mtg~Secs Corp~2002-Cp3 Coml Mtg Passthru Ctf	Asset Backed Security	5.603%	7/15/35		512,789
	Credit Suisse First Boston Mtg~Secs Corp~A-2-Fixed Rt~081005	Asset Backed Security	5.017%	8/15/38		1,054,353
	Credit Suisse First Boston Mtg~Secs Corp~A-2-Fixed Rt~081005	Asset Backed Security	5.017%	8/15/38		758,130
	Credit Suisse First Boston Mtg~Secs Corp~A-3-Fixed Rt~112003	Asset Backed Security	4.429%	12/15/36		386,298
	Csmc Mortgage-Backed Tr Ser~2006-8~3-A-1-Fixed Rt~092906	Asset Backed Security	6.000%	10/25/21		108,805
	Csmc Ser 2009-13R~Passthru Ctf Cl 1-A-1	Asset Backed Security	6.000%	9/26/37		824,154
	Cwabs Asset Backed Ctfs Tr~2007-12~Asset Backed Ctf Cl 2-A-1~Fltg Rate	Asset Backed Security	0.525%	5/25/29		189,388

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Cwabs Asset Backed Ctfs Tr~2007-12~Asset Backed Ctf Cl 2-A-1~Fltg Rate	Asset Backed Security	0.525%	5/25/29		276,096
	Cwabs Asset-Backed Ctfs Tr Ser~2006-13 Cl 3Av2 Ser 13~3-Av-2-Var Rate~072706	Asset Backed Security	0.344%	1/25/37		406,280
	Cwabs Asset-Backed Ctfs Tr~2007-6~Asset Bkd Ctf Cl 2-A-1 Fltg	Asset Backed Security	0.299%	9/25/37		596,523
	Cwalt Alternative Ln Tr Ser~2006-Oa21~Mtg Passthru Ctf Cl A-1 Fltg~Cmo A1 Sr Oa21	Asset Backed Security	0.410%	3/20/47		190,351
	Cwalt Inc~2005-20Cb Mtg Passthru Ctf Cl-2A3	Asset Backed Security	5.500%	7/25/35		263,303
	Deutsche Alt-A Secs Mtg Ln Tr~Ser 2006 Ar3~Mtg Passthru Ctf Cl A-3 Fltg~Cmo A3 Ser Ar3	Asset Backed Security	0.290%	8/25/36		92,467
	Deutsche Alt-A Secs Mtg Ln Tr~Ser 2006-Oa1~A-1-Var Rate~122806	Asset Backed Security	0.390%	2/25/47		20,180
	Dlj Coml Mtg Corp~Coml Mtg Passthru Ctf 00-Ckp1	Asset Backed Security	7.180%	11/10/33		594,079
	Dlj Coml Mtg Corp~Coml Mtg Passthru Ctf 00-Ckp1	Asset Backed Security	7.180%	11/10/33		363,436
	Dt Auto Owner Tr 2007-A Step~Nt Cl A-3~A-3 144A-Fixed Rt~061307	Asset Backed Security	5.603%	3/15/13		393,981
	First Un Natl Bk Coml Mtg Tr~First Un Natl Bk Coml Mtg Tr~2001-C2 Coml Mtg Passthru Ctf	Asset Backed Security	6.663%	1/12/43		1,342,024
	First Un Natl Bk Coml Mtg Tr~First Un Natl Bk Coml Mtg Tr~2002-C1 Mtg Passthru Ctf Cl	Asset Backed Security	6.141%	2/12/34		478,510
	Ford Cr Auto Owner Tr 2006 C~Nt Cl A 4B~Cmo A4B Ser C	Asset Backed Security	0.273%	2/15/12		987,402
	Ford Cr Auto Owner Tr 2006-B~Nt Cl A-4~Cmo A4 Ser B	Asset Backed Security	5.250%	9/15/11		1,118,130
	Ford Cr Auto Owner Tr 2007-B~Asset Backed Nt Cl A-3A	Asset Backed Security	5.150%	11/15/11		941,959
	Ford Cr Auto Owner Tr 2008-A~Asset Backed Nt Cl A-3A	Asset Backed Security	3.960%	4/15/12		1,275,438
	Ford Cr Auto Owner Tr 2008-A~Asset Backed Nt Cl A-3A	Asset Backed Security	3.960%	4/15/12		780,881
	Ford Cr Auto Owner Tr 2009-A~Asset Backed Nt Cl A-2B	Asset Backed Security	2.233%	8/15/11		798,385
	Ford Cr Auto Owner Tr 2009-B~Asset Bkd Nt Cl A-3~Talf~Ser B Cl A3	Asset Backed Security	3.089%	8/15/13		662,397
	Ford Cr Auto Owner Tr~2006-A Asset Bkd Nt A-4	Asset Backed Security	5.070%	12/15/10		135,180
	Gmac Coml Mtg Sec Inc~2001-C2 Mtg Passthru Ctf	Asset Backed Security	6.700%	4/15/34		1,001,047
	Greenwich Cap Coml Fdg Corp~2002-C1 Coml Mtg Passthru Ctf	Asset Backed Security	4.112%	1/11/17		262,804
	Greenwich Cap Coml Fdg Corp~2005-Gg3 Coml Mtg Passthru~Cl-A2	Asset Backed Security	4.305%	8/10/42		1,340,471
	Gs Mtg Secs Corp *Pp*~2005-Ar6 Mtg Passthru Ctf Cl-1A1	Asset Backed Security	3.170%	9/25/35		482,293
	Gs Mtg Secs Corp Ii V/R~Coml Mtg Passthru 2003-C1 Cl	Asset Backed Security	0.832%	1/10/40		14,966
	Gs Mtg Secs Corp~2004-9 Mtg Passthru Ctf Cl	Asset Backed Security	3.691%	8/25/34		219,749
	Gs Mtg Secs Corp~2004-9 Mtg Passthru Ctf Cl~4A1-Var Rate~072804	Asset Backed Security	3.259%	8/25/34		375,712
	Gs Mtg Secs Corp~Gsr 2005-Ar4 Mtg Passthru Ctf~6A1-Var Rate~062805	Asset Backed Security	5.250%	7/25/35		308,201
	Gs Mtg Secs Tr 2007 Gg10~Mtg Pass Thru Ctf Cl A-2	Asset Backed Security		8/10/45		732,325

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value				(d) Cost	(e) Current Value
	Harborview Mtg Ln Tr 2006-9~Mtg Passthru Ctf Cl 2A-1A	Asset Backed Security		0.414%	11/19/36		590,979
	Harborview Mtg Ln Tr 2006-9~Mtg Passthru Ctf Cl 2A-1A	Asset Backed Security	&nbrp;	0.414%	11/19/36		138,511
	Harley Davidson Motorcycle Tr~2009-3~Contract Backed Nt Cl	Asset Backed Security		1.740%	9/16/13		734,506
	Home Equity Asset Tr 2007-2~Home Equity Passthr Ctf 2-A-1~2-A-1-Var Rate~033007	Asset Backed Security		0.308%	7/25/37		356,625
	Homebanc Mtg Tr~2005-4 Mtg Passthru Ctf Cl A-1~Cmo/Ser 4 Cl A1	Asset Backed Security		0.453%	10/25/35		151,618
	Honda Auto Receivables 2009-2~Owner Tr~Asset Backed Nt Cl A-3~Ser 2 Cl A3	Asset Backed Security		3.100%	7/15/11		785,600
	Ifc Sbap 97-1A V/R	Asset Backed Security			1/15/24		91,996
	J P Morgan Chase Coml Mtg Secs~Corp Ser 2001-C1 Cl-A3	Asset Backed Security		5.857%	10/12/35		478,935
	J P Morgan Chase Coml Mtg Secs~Corp~2001-Cibc2 Coml Mtg Passthru	Asset Backed Security		6.429%	4/15/35		359,316
	J P Morgan Mtg Acquisition Tr~2007-Ch5~Asset Backed Ctf Cl A-2	Asset Backed Security		0.254%	11/1/29		588,819
	J P Morgan Mtg Acquisition Tr~2007-Ch5~Asset Backed Ctf Cl A-2	Asset Backed Security		0.254%	11/1/29		405,227
	J P Morgan Mtg Tr 2006-S2~Mtg Passthru Ctf Cl 2-A-2~2-A-2-Fixed Rt~062706	Asset Backed Security		5.875%	7/25/36		47,824
	J P Morgan Mtg Tr 2007-A1~Mtg Pass Thru Ctf Cl 2-A-1~Cmo 2A1 Ser A1	Asset Backed Security		3.568%	7/25/35		765,481
	J P Morgan Mtg Tr 2007-S1~Mtg Passthru Ctf Cl 1-A-2~1-A-2-Fixed Rt~032807	Asset Backed Security		5.500%	3/25/22		47,604
	Lb-UBS Coml Mtg Tr	Asset Backed Security		6.365%	12/15/28		663,111
	Lb-UBS Coml Mtg Tr	Asset Backed Security		1.358%	4/15/37		22,033
	Lb-UBS Coml Mtg Tr	Asset Backed Security		7.370%	8/15/26		173,564
	Lb-UBS Coml Mtg Tr 2006-C6~Coml Mtg Passthru Ctf Cl A-1	Asset Backed Security		5.230%	9/15/39		910,391
	Lb-UBS Coml Mtg Tr 2006-C7~Coml Mtg Passthru Ctf Cl A-3~Cmo A3 Ser C7	Asset Backed Security		5.347%	11/15/38		476,688
	Lb-UBS Coml Mtg Tr~Ser 2004-C4 Cl-A2	Asset Backed Security		4.567%	6/15/29		530,890
	Lb-UBS Westfield Tr Restr~Coml Mtg Passthru Ctf 2001-Wm~A-1 144A-Fixed Rt~080201	Asset Backed Security		6.155%	7/14/16		548,915
	Luminent Mtg Tr~2005-1 Mtg Bkd Nt Cl A-1~Cmo/ Ser 2005-1 C L A1	Asset Backed Security		0.444%	11/25/35		346,431
	Mastr Alternative Ln Tr~2004-4 Mtg Passthru Ctf Cl-1A1	Asset Backed Security		5.500%	5/25/34		146,989
	Merrill Lynch Mtg Tr 2007-C1~Coml Mtg Passthru Ctf Cl A-Sb~A-Sb-Var Rate~073107	Asset Backed Security		6.022%	6/12/50		979,652
	Morgan J P Coml Mtg Fin Corp~Mtg Passthru Ctf 2000-C10 Cl	Asset Backed Security		7.371%	8/15/32		67,394
	Morgan Stanley Abs Cap I Inc~Ser 2007-He2~Mtg Passthru Ctf Cl A-2A Fltg	Asset Backed Security		0.245%	1/25/37		188,841

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Morgan Stanley Abs Cap I Inc~Tr 2007-He6~Mtg Passthru Ctf Cl A-1~Cmo A1 Ser He6	Asset Backed Security	0.263%	5/25/37		391,485
	Morgan Stanley Abs Cap I Inc~Tr 2007-Nc2~Mtg Passthru Ctf Cl A-2A~Cmo A2A Ser Nc2	Asset Backed Security	0.308%	2/25/37		355,113
	Morgan Stanley Cap I Tr~2007-Hq13~A-1-Fixed Rt~122007	Asset Backed Security	5.357%	12/15/44		1,047,541
	Morgan Stanley Cap Tr I~2007-Hq12~Coml Mtg Passthru Ctf Cl A-2	Asset Backed Security	5.812%	4/12/49		75,746
	Nissan Auto Receivables 2008-A~Owner Tr~Asset Backed Ctf Cl A-3	Asset Backed Security	3.890%	7/15/10		526,444
	Nissan Auto Receivables 2008-B~Owner Tr~Asset Backed Nt Cl A-2	Asset Backed Security	3.800%	10/15/10		68,645
	Nissan Auto Receivables 2009-1~Owner Tr~Asset Backed Nt Cl A-2	Asset Backed Security	3.920%	4/15/11		918,907
	Option One Mtg Ln Tr 2007-3~Mtg Pass Thru Ctf Cl Ii-A-1~Ii-A-1-Var Rate~040207	Asset Backed Security	0.308%	4/25/37		304,715
	Pendeford Master Issuer Plc Restr~Usd Mtg Bkd Nt Ser 3 Cl A 144A~Fltg Rate	Asset Backed Security	0.558%	2/12/16		448,994
	Permanent Master Issuer Plc~2007-1 Usd Mtg Bkd Nt Ser 2 Cl	Asset Backed Security	1.181%	1/15/16		362,219
	Pg&E Energy Recovery Fdg Llc~2005-1 Energy Recovery Bd A-4	Asset Backed Security	4.370%	6/25/14		1,031,164
	Prudential Secs Secd Fing Corp~Coml Mtg Pasthru Ctf 2000-Key1~D-Var Rate~062300	Asset Backed Security	8.026%	5/17/32		961,906
	Prudential Secs Secd Fing Corp~Coml Mtg Pasthru Ctf 2000-Key1~Fltg Rate~Cl A-2	Asset Backed Security	7.727%	2/15/10		189,162
	Salomon Bros Coml Mtg Tr~Coml Mtg Passthru Ctf 2000-C3~Cl A2	Asset Backed Security	6.592%	12/18/33		294,176
	Salomon Bros Mtg Secs Vii Inc~2001-C2 Coml Mtg Passthru Ctf	Asset Backed Security	6.499%	10/13/11		415,802
	Securitized Asset Backed~Receivables Llc Tr 2007-Nc2~Mtg Pass Thru Ctf Cl A-2A	Asset Backed Security	0.245%	1/25/37		189,307
	Slm Student Ln Tr 2008-5~Cl A2 Ser 5	Asset Backed Security	1.367%	10/25/16		1,690,491
	Slm Student Ln Tr 2008-5~Cl A2 Ser 5	Asset Backed Security	1.367%	10/25/16		1,269,138
	Slm Student Ln Tr 2008-5~Cl A4 Ser 5	Asset Backed Security	1.961%	7/25/23		888,325
	Slm Student Ln Tr 2008-5~Student Ln Bkd Bd Cl A-3~Fltg Rate	Asset Backed Security	1.565%	1/25/18		1,721,968
	Slm Student Ln Tr 2008-5~Student Ln Bkd Bd Cl A-3~Fltg Rate	Asset Backed Security	1.565%	1/25/18		328,973
	Slm Student Ln Tr~2006-3 Ln Bkd Nt Cl A-3~A-3-Var Rate~030206	Asset Backed Security	0.319%	4/25/17		266,071
	Soundview Home Ln Tr 2007-Ns1~Asset Backed Ctf Cl A-1	Asset Backed Security	0.317%	1/25/37		251,073
	Soundview Home Ln Tr 2007-Opt3~Ctf Cl Ii-A-1	Asset Backed Security	0.263%	7/25/37		242,711
	Starm Mtg Ln Tr 2007-2~Mtg Passthru Ctf Cl 3-A-3~3-A-3-Var Rate~032907	Asset Backed Security	5.689%	4/25/37		683,362
	Station Pl Securitization Tr~2009-1~Nt Cl A~Ser 1 Cl A	Asset Backed Security		12/29/10		671,625
	Structured Adj Rate Mtg Ln Tr~2004-13 Mtg Passthru Ctf Cl	Asset Backed Security	0.479%	9/25/34		57,230
	Structured Adj Rate Mtg Ln Tr~2005-19Xs Mtg Passthru Ctf~Cmo/Ser 19Xs Cl 1A1	Asset Backed Security	0.498%	10/25/35		86,460
	Structured Asset Secs Corp *Pp*~2003-Al2 Asset Bkd Ctf Cl A~144A	Asset Backed Security	3.357%	1/25/31		136,082
	Structured Asset Secs Corp~2004-3Ac Mtg Passthru Ctf Cl	Asset Backed Security	4.920%	3/25/34		371,859
	Structured Asset Secs Corp~2005-5N Lehman Xs Mtg Passthru~Var Rate	Asset Backed Security	0.534%	11/25/35		114,664

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Thornburg Mtg Secs Tr 2006-6~Mtg Ln Passthru Ctf Cl A-1	Asset Backed Security	0.308%	12/25/36		1,155,875
	Thornburg Mtg Secs Tr 2007-1~Mtg-Bkd Nts Cl A-3A Var Rate	Asset Backed Security	0.299%	3/25/37		437,098
	Tiaa Seasoned Coml Mtg Tr~2007-C4~Mtg Passthru Ctf Cl A-1	Asset Backed Security	5.701%	8/1/39		772,715
	Txu Electric Delivery Transition Bond~Series 2004-1 Class A2	Asset Backed Security	4.810%	11/17/14		907,946
	Usaa Auto Owner Tr 2008-1~Asset Backed Nt Cl A-3	Asset Backed Security	4.160%	4/16/12		794,429
	Wachovia Auto Owner Tr 2006-A~Asset Bkd Nt Cl A-4	Asset Backed Security	5.380%	6/20/13		321,622
	Wachovia Bk Coml Mtg Tr Coml~Mtg Pass Thru Ctfs Ser~Mtg Pass Thru Ctf Cl A-2~Cmo Ser C33	Asset Backed Security	6.055%	2/15/51		916,015
	Wachovia Bk Coml Mtg Tr Coml~Mtg Pass Thru Ctfs Ser~Mtg Pass Thru Ctf Cl A-4~Cmo Ser C33	Asset Backed Security	6.100%	2/15/51		509,167
	Wachovia Bk Coml Mtg Tr Coml~Mtg Pass-Through Ctfs Ser~Mtg Passthru Ctf Cl A-4~Cmo A4 Ser C29	Asset Backed Security	5.308%	11/15/48		445,716
	Wachovia Bk Coml Mtg Tr~2003-C6 Coml Mtg Passthru Ctf	Asset Backed Security	5.125%	8/15/35		512,443
	Wamu Mtg Pass Thru Ctfs Ser~2006-Ar18~Mtg Passthru Ctf Cl 1-A1 Var~Cmo 1A1 Ser Ar18	Asset Backed Security	5.372%	1/25/37		332,408
	Wamu Mtg Pass Thru Ctfs Ser~2007-Oa4~Mtg Passthru Ctf Cl 1A~Cmo 1A Ser Oa4	Asset Backed Security	1.314%	5/25/47		93,099
	Wamu Mtg Pass-Through Ctfs Ser~2007-0A5 Tr~Mtg Passthru Ctf Cl 1A~Cmo 1A Ser Oa5	Asset Backed Security	1.294%	6/25/47		158,680
	Washington Mut Mtg Secs Corp~2002-Ar1 Msc Mtg Passthru Ctf~Var Rate	Asset Backed Security	3.359%	11/25/30		38,259
	Washington Mut Mtg Secs Corp~2002-Ms1 Mtg Passthru Ctf Cl~Ii-A-1-Fixed Rt	Asset Backed Security	6.250%	2/25/32		10,484
	Wells Fargo Mtg Backed Secs V/R~2004-K Tr Mtg Passthru Ctf Cl 1A2~'Cstr,Pt,As'	Asset Backed Security	4.461%	7/25/34		353,495
	Wells Fargo Mtg Backed Secs~2006-Ar12 Tr~Ii-A-1-Var Rate~082406	Asset Backed Security	6.119%	9/25/36		180,188
	Gs Mtg Secs Corp~Ser 2000-1 Mtg Passthru Ctf A~144A	Asset Backed Security	0.571%	3/20/23		106,638
	Structured Asset Receivables *Pp*~Tr~2003-2 Tr Ctf	Asset Backed Security	4.581%	1/21/09		-
			Total Asset Backed Securities			76,258,528

	Federal Home Ln Mtg Corp Remic Tr	Collaterized Mortg Oblig.	5.000%	7/15/19		158,490
	Federal Home Ln Mtg Corp Remic Tr	Collaterized Mortg Oblig.	4.500%	2/15/19		795,072
	Federal Home Ln Mtg Corp Remic Tr~Cmo/Ser 3063 Cl-Yb	Collaterized Mortg Oblig.	5.500%	6/15/26		880,913
	Federal Home Ln Mtg Corp Remic Tr~Multiclass Mtg Partn Ctfs Gtd~Preassign 00224~Cmo Cl Ep	Collaterized Mortg Oblig.	5.375%	9/15/11		716,397
	Federal Home Ln Mtg Corp~Cmo/Ser 2864 Cl-Na	Collaterized Mortg Oblig.	5.500%	1/15/31		193,074
	Federal Natl Mtg Assn Gtd Remic~Cmo/Ser 2002-14 Cl-T-6	Collaterized Mortg Oblig.	3.310%	2/25/32		101,340
	Federal Natl Mtg Assn Remic Tr~Pass Thru Tr 2004-28 Cl-Pb	Collaterized Mortg Oblig.	6.000%	8/25/28		52,777
	Federal Natl Mtg Assn Remic Tr~Remic Pass Thru Tr	Collaterized Mortg Oblig.	5.500%	5/25/27		93,406

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Federal Natl Mtg Assn Remic Tr~Remic Pass Thru Tr Ser 2004-88 Cl-Ha	Collaterized Mortg Oblig.	6.500%	7/25/34		89,396
	Federal Natl Mtg Assn Remic Tr~Remic Pass Thru Tr~Pa-Fixed Rt Cl Pa Ser 78~080205	Collaterized Mortg Oblig.	5.500%	1/25/26		144,393
	Federal Natl Mtg Assn Remic Tr~Remic Pass Thru Tr~Pb-Rcr-Fixed Rt~061705	Collaterized Mortg Oblig.	5.750%	7/25/35		357,866
	Federal Natl Mtg Assn Remic Tr~Remic Pass Thru Tr~Ta-Fixed Rt Cl Ta Ser 100~091905	Collaterized Mortg Oblig.	5.500%	3/25/25		36,453
	Federal Nat'l Mtge Assn Pool # 254548	Collaterized Mortg Oblig.	5.500%	12/1/32		520,528
	Federal Nat'l Mtge Assn Pool # 357802	Collaterized Mortg Oblig.	5.500%	6/1/20		99,714
	Federal Nat'l Mtge Assn Pool # 545823	Collaterized Mortg Oblig.	5.500%	8/1/17		4,450
	Federal Nat'l Mtge Assn Pool # 545900	Collaterized Mortg Oblig.	5.500%	7/1/17		12,174
	Federal Nat'l Mtge Assn Pool # 555114	Collaterized Mortg Oblig.	5.500%	12/1/17		4,801
	Federal Nat'l Mtge Assn Pool # 555384	Collaterized Mortg Oblig.	5.500%	4/1/18		996,435
	Federal Nat'l Mtge Assn Pool # 555591	Collaterized Mortg Oblig.	5.500%	7/1/33		456,693
	Federal Nat'l Mtge Assn Pool # 617271	Collaterized Mortg Oblig.	5.500%	1/1/17		119,213
	Federal Nat'l Mtge Assn Pool # 674612	Collaterized Mortg Oblig.	5.500%	12/1/17		209,832
	Federal Nat'l Mtge Assn Pool # 687885	Collaterized Mortg Oblig.	5.500%	3/1/18		32,470
	Federal Nat'l Mtge Assn Pool # 735500	Collaterized Mortg Oblig.	5.500%	5/1/35		4,659,503
	Federal Nat'l Mtge Assn Pool # 735925	Collaterized Mortg Oblig.	5.000%	10/1/35		1,029,947
	Federal Nat'l Mtge Assn Pool # 735989	Collaterized Mortg Oblig.	5.500%	2/1/35		45,791
	Federal Nat'l Mtge Assn Pool # 745922	Collaterized Mortg Oblig.	3.612%	7/1/35		473,896
	Federal Nat'l Mtge Assn Pool # 773501	Collaterized Mortg Oblig.	5.500%	8/1/19		358,615
	Federal Nat'l Mtge Assn Pool # 778519	Collaterized Mortg Oblig.	5.500%	4/1/19		24,335
	Federal Nat'l Mtge Assn Pool # 780993	Collaterized Mortg Oblig.	4.047%	5/1/34		856,530
	Federal Nat'l Mtge Assn Pool # 809774	Collaterized Mortg Oblig.	4.777%	2/1/35		165,109
	Federal Nat'l Mtge Assn Pool # 828056	Collaterized Mortg Oblig.	4.865%	6/1/35		443,411
	Federal Nat'l Mtge Assn Pool # 833522	Collaterized Mortg Oblig.	5.500%	9/1/20		28,424
	Federal Nat'l Mtge Assn Pool # 845326	Collaterized Mortg Oblig.	6.000%	12/1/35		54,974
	Federal Nat'l Mtge Assn Pool # 865807	Collaterized Mortg Oblig.	5.500%	3/1/21		25,790
	Federal Nat'l Mtge Assn Pool # 880504	Collaterized Mortg Oblig.	5.500%	8/1/21		100,197
	Federal Nat'l Mtge Assn Pool # 888250	Collaterized Mortg Oblig.	5.500%	1/1/21		396,047
	Federal Nat'l Mtge Assn Pool # 888601	Collaterized Mortg Oblig.	5.500%	6/1/20		808,143
	Federal Nat'l Mtge Assn Pool # 888817	Collaterized Mortg Oblig.	5.500%	8/1/37		1,391,626
	Federal Nat'l Mtge Assn Pool # 986761	Collaterized Mortg Oblig.	5.500%	7/1/38		3,447,737
	Federal Nat'l Mtge Assn Pool # 987325	Collaterized Mortg Oblig.	5.540%	9/1/38		491,447
	Federal Nat'l Mtge Assn Pool # 995320	Collaterized Mortg Oblig.	4.500%	12/1/20		1,394,079
	Federal Nat'l Mtge Assn Pool # 995324	Collaterized Mortg Oblig.	5.000%	12/1/20		2,032,384
	Fed'l Home Loan Mtge Corp Grp # 1B2139	Collaterized Mortg Oblig.	4.782%	3/1/35		399,626
	Fed'l Home Loan Mtge Corp Grp # 1G2511	Collaterized Mortg Oblig.	5.382%	5/1/36		652,378
	Fed'l Home Loan Mtge Corp Grp # 1K1233	Collaterized Mortg Oblig.	5.467%	5/1/36		427,379
	Fed'l Home Loan Mtge Corp Grp # A71746	Collaterized Mortg Oblig.	5.500%	1/1/38		1,231,489
	Fed'l Home Loan Mtge Corp Grp # A81740	Collaterized Mortg Oblig.	5.500%	9/1/38		749,414
	Fed'l Home Loan Mtge Corp Grp # E00627	Collaterized Mortg Oblig.	5.500%	2/1/14		54,775
	Fed'l Home Loan Mtge Corp Grp # E01216	Collaterized Mortg Oblig.	5.500%	10/1/17		195,557
	Fed'l Home Loan Mtge Corp Grp # E88978	Collaterized Mortg Oblig.	5.500%	4/1/17		57,276
	Fed'l Home Loan Mtge Corp Grp # E91860	Collaterized Mortg Oblig.	5.500%	10/1/17		35,876
	Fed'l Home Loan Mtge Corp Grp # J00252	Collaterized Mortg Oblig.	5.500%	10/1/20		100,058
	Fed'l Home Loan Mtge Corp Grp # J00813	Collaterized Mortg Oblig.	5.000%	12/1/20		65,795
	Fed'l Home Loan Mtge Corp Grp # J03285	Collaterized Mortg Oblig.	5.000%	8/1/21		70,478
	Fed'l Home Loan Mtge Corp Grp # J03286	Collaterized Mortg Oblig.	5.000%	9/1/21		531,820
	Fed'l Home Loan Mtge Corp Grp # J05930	Collaterized Mortg Oblig.	5.500%	3/1/21		31,561
	Fed'l Home Loan Mtge Corp Grp # M80817	Collaterized Mortg Oblig.	4.000%	5/1/10		59,767

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Fhlmc TBA 30Yr Gold Sfm 05.00% Jan	Collaterized Mortg Oblig.		1/15/33		615,188
	Fnma TBA 15Yr Sfm 05.50% Jan	Collaterized Mortg Oblig.		1/1/20		5,393,250
	Fnma TBA 15Yr Sfm 4.00 Jan	Collaterized Mortg Oblig.		1/1/20		603,469
	Fnma TBA 30Yr Sfm 04.50% Jan	Collaterized Mortg Oblig.	4.500%	1/1/35		2,495,313
	Fnma TBA 30Yr Sfm 05.00% Jan	Collaterized Mortg Oblig.		1/1/37		410,438
	Fnma TBA 30Yr Sfm 06.50% Jan	Collaterized Mortg Oblig.		1/1/39		(107,094)
	Gov't Nat'l Mtg Assn Pool# 781590	Collaterized Mortg Oblig.	5.500%	4/15/33		53,930
	Gov't Nat'l Mtg Assn Pool# 781594	Collaterized Mortg Oblig.	6.500%	1/15/33		790,626
	Gov't Nat'l Mtge Assn Pool # 80916	Collaterized Mortg Oblig.	2.750%	5/20/34		431,683
	Gov't Nat'l Mtge Assn Pool # 80947	Collaterized Mortg Oblig.	2.750%	6/20/34		321,439
	Gov't Nat'l Mtge Assn Pool # 372062	Collaterized Mortg Oblig.	6.500%	3/15/24		50,896
	Gov't Nat'l Mtge Assn Pool # 499416	Collaterized Mortg Oblig.	6.000%	2/15/29		2,277
	Gov't Nat'l Mtge Assn Pool # 590089	Collaterized Mortg Oblig.	5.500%	7/15/33		18,187
	Gov't Nat'l Mtge Assn Pool # 781284	Collaterized Mortg Oblig.	6.000%	2/15/11		2,207
	Gov't Nat'l Mtge Assn Pool # 781579	Collaterized Mortg Oblig.	6.500%	2/15/33		244,120
	GNMA I TBA 30Yr Sfm 06.50% Jan	Collaterized Mortg Oblig.	6.500%	1/25/35		425,250
	GNMA II TBA 30Yr Jumbo 05.00% Jan	Collaterized Mortg Oblig.		1/1/37		1,438,719
		Total Collaterized Mortage Obligations				42,157,019

	Edp Fin B V Amsterdam Restr~Nt 144A	Other Bond	6.000%	02/02/18		267,060
	Edp Fin B V Amsterdam Restr~Nt 144A	Other Bond	5.375%	11/02/12		646,104
	Emirate Abu Dhabi Global Restr~Medium Term Nts Book Entry~Tranche # Tr 00002	Other Bond	6.750%	04/08/19		630,769
	Israel St~Gtd Nt Cl 3	Other Bond	5.500%	04/26/24		373,510
	Israel St~Gtd Nt Dtd 09/18/2003 Cl1-B	Other Bond	5.500%	09/18/33		148,206
	Monumental Global Fdg Ii- Restr~2005-C 144A~Sr Secd Nt Ser C Fltg Rate	Other Bond		06/16/10		495,000
	Ontario Prov Cda	Other Bond	4.100%	06/16/14		563,549
	Ontario Prov Cda	Other Bond	4.100%	06/16/14		1,382,783
	Ontario Prov Cda~Ontario Prov Cda~Bd	Other Bond	1.875%	11/19/12		1,534,562
	Province Of Ont~Global Nt Fltg Rate~For Future Issues See 683234	Other Bond		05/22/12		752,383
	Qatar St Restr~Bd	Other Bond	6.550%	04/09/19		205,813
	Societe De Financement De L Re Restr	Other Bond	3.375%	05/05/14		1,050,044
	Societe De Financement De L Restr	Other Bond	2.250%	06/11/12		712,727
	Societe De Financement De L Restr	Other Bond	2.250%	06/11/12		1,228,316
	Societe De Financement De L Restr~Economie Francaise~Sr Nt	Other Bond	2.375%	03/26/12		1,216,293

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Temasek Finl Ltd *Pp*~Nt 144A	Other Bond	4.500%	09/21/15		246,520
	Tiaa Global Mkts Inc Mtn Restr~144A 3C7~Tranche # Tr 00003	Other Bond	5.125%	10/10/12		571,112
	Tiaa Global Mkts Inc Mtn Restr~144A 3C7~Tranche # Tr 00003	Other Bond	5.125%	10/10/12		457,967
	United Mexican Sts Medium Term~Nts Book Entry~Tranche # Tr 00019	Other Bond	5.625%	01/15/17		72,974
	United Mexican Sts M/T/N	Other Bond	7.500%	04/08/33		51,637
	Qatar St~Bd Dtd 11/2009	Other Bond	4.000%	01/20/15		786,964
	Small Business Admin Gtd Partn~Ctfs~Ser Sbic-Ps 2003-10 A	Other Bond	4.524%	02/10/13		84,643
	3M Co Medium Term Nts Book~Entry~Tranche # Tr 00004Dtd	Other Bond	4.650%	12/15/12		1,384,448
	Amresco Independence Fdg Inc V/R *Pp*~1999-1 Sba Ln Bkd Ctf Adj Rate~144A Cl A	Other Bond		06/15/26		99,752
	Anheuser Busch Inbev Worldwide Restr~Inc~Gtd Nt	Other Bond	7.750%	01/15/19		614,665
	Bank Amer Corp 6.00000 09/01/17~Collateral Held @ Harris Trust	Other Bond	6.000%	09/01/17		108,982
	Barclays Bk Plc Restr~Perpetual Sub Hybrid Tier I~Rci~144A	Other Bond		12/31/49		291,200
	Barclays Bk Plc Restr~Call Pepr Reserve Cap~Instruments	Other Bond	5.926%	12/31/49		116,250
	Belvoir Ld Llc *Pp*~Military Hsg Rev Bd 2005 Ser A~I~144A	Other Bond	5.270%	12/15/47		20,509
	Business Ln Ctr Inc V/R Restr~Sba/Abs 1998-1 Cl A 144A	Other Bond	6.750%	01/15/25		75,008
	Leaseplan Corp Restr	Other Bond	3.000%	05/07/12		639,950
	Leaseplan Corp Restr	Other Bond	3.000%	05/07/12		1,023,920
	Metropolitan Life Global Fdg I Restr~Medium Term Nts Book Entry~Tranche # Tr 00045	Other Bond	5.125%	06/10/14		238,118
	Metropolitan Life Global Fdg Irestr~Sr Nt	Other Bond	5.125%	04/10/13		582,665
	Royal Bk Scotland Plc Gtd Restr	Other Bond		04/08/11		1,903,971
	Royal Bk Scotland Plc Gtd Restr~Medium Term Bk Nts Book Entry~Tranche # Tr 00003	Other Bond	2.625%	05/11/12		481,801
	FNMA Mtge Corp Grp # J02895	Other Bond	5.500%	6/21/21		430,105
			Total Other Bonds			21,490,280

			Total Bonds and Debentures			283,273,569

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity data, rate of itnerest, collateral, par or maturity value	(d) Cost	(e) Current Value
	3I Group Plc~ADR	Common Stock		197,196
	Abb Ltd~Sponsored ADR	Common Stock		1,001,222
	Adidas Ag~Sponsored ADR	Common Stock		246,069
	Advantest Corp~Sponsored ADR New	Common Stock		383,229
	Aegon N V	Common Stock		259,278
	Aeon Co Ltd~ADR	Common Stock		508,922
	Air France-Klm~Sponsored ADR	Common Stock		456,226
	Air Liquide ADR	Common Stock		641,631
	Ajinomoto Inc ADR	Common Stock		404,157
	Aktiebolgt Electrolux ADR	Common Stock		688,709
	Akzo Nobel N V ADR	Common Stock		386,717
	Alcatel-Lucent ADR	Common Stock		224,432
	All Nippon Awys Ltd~Sponsored ADR	Common Stock		381,687
	Allianz Se ADR~Sponsored ADR Repstg 1/10 Sh	Common Stock		1,536,383
	Alpha Bk A E	Common Stock		202,729
	Alumina Ltd~Sponsored ADR	Common Stock		452,271
	Amada Co Ltd ADR	Common Stock		212,194
	Amcor Ltd ADR New	Common Stock		465,408
	Anglo Amern Plc~ADR New	Common Stock		1,140,483
	Arcelormittal Sa Luxembourg~N Y Registry Shs	Common Stock		937,143
	Asahi Glass ADR	Common Stock		452,688
	Asahi Kasei Corp ADR	Common Stock		363,847
	Astrazeneca Plc Spons ADR~Rep 1 Ord	Common Stock		1,323,708
	Atlas Copco Ab Sponsored ADR~New Repstg Com	Common Stock		601,940
	Atlas Copco Ab~Sponsored ADR New Repstg Cl B	Common Stock		562,653
	Australia & New Zealand Bkg~Group Ltd Sponsored ADR	Common Stock		1,214,043
	Axa ADR	Common Stock		975,048
	Bae Sys Plc	Common Stock		429,026
	Banco Bilbao Vizcaya~ Argentaria S A~Sponsored ADR	Common Stock		1,519,635
	Banco Santander S A~ADR	Common Stock		2,900,016
	Bank Yokohama Ltd Japan ADR	Common Stock		335,442
	Barclays Plc ADR~ (Rep 4 Ord Gbp1)	Common Stock		1,063,480
	Basf Se~Sponsored ADR	Common Stock		1,344,610
	Bayer A G Sponsored ADR	Common Stock		1,431,211
	Bg Plc~ADR Final Installment New	Common Stock		1,226,005
	Bhp Billiton Limited~Sponsored ADR	Common Stock		2,708,481
	Bhp Billiton Plc~Sponsored ADR	Common Stock		1,431,836
	Bnp Paribas~Sponsored ADR Repstg 1/4 Sh	Common Stock		1,784,495
	Boral Ltd New~Boral Ltd New~Sponsored ADR	Common Stock		496,896
	Bp Plc Spons ADR	Common Stock		3,570,546
	Bridgestone Corp ADR	Common Stock		401,718
	British American Tobacco	Common Stock		1,235,006
	British Awys Plc ADR	Common Stock		298,892
	British Ld Co Plc~Sponsored ADR	Common Stock		315,706
	British Sky Broadcasting Group Spons ADR~Plc	Common Stock		258,973

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Bt Group Plc~ADR	Common Stock		362,580
	Bunzl Plc~Sponsored ADR New	Common Stock		231,084
	Cadbury Plc~Sponsored ADR	Common Stock		449,251
	Cairn Energy Plc~ADR	Common Stock		275,779
	Canon Inc ADR Repstg 5 Shs	Common Stock		1,058,000
	Cap Gemini S A~ADR	Common Stock		188,059
	Capitaland Ltd~Sponsored ADR	Common Stock		393,669
	Carnival Plc~ADR	Common Stock		272,309
	Centrica Plc~Sponsored ADR New 2004	Common Stock		632,227
	Cheung Kong Hldgs Ltd ADR	Common Stock		499,252
	City Devs Ltd Spons ADR	Common Stock		557,500
	Clp Holdings Ltd	Common Stock		372,020
	Coca Cola Amatil Ltd~Sponsored ADR	Common Stock		749,715
	Coca-Cola Hellenic Bottling Co~S A~Sponsored ADR	Common Stock		218,759
	Commerzbank A G Sponsored ADR	Common Stock		364,842
	Commonwealth Bk Australia Spnrd ADR 144A	Common Stock		1,761,069
	Compass Group Plc~Sponsored ADR New	Common Stock		352,088
	Computershare Ltd~Sponsored ADR	Common Stock		439,848
	Credit Agricole S A~ADR	Common Stock		513,399
	Credit Suisse Group Sponsored ADR	Common Stock		1,253,777
	Crh Plc ADR	Common Stock		389,289
	Dai Nippon Prtg Ltd Japan~Sponsored ADR	Common Stock		304,464
	Daimler Ag~Ord	Common Stock		1,214,121
	Daiwa Group Inc.	Common Stock		349,643
	Daiwa House Ind Ltd ADR	Common Stock		523,188
	Danone~Sponsored ADR	Common Stock		866,027
	Danske Bk A/S ADR~ADR	Common Stock		383,371
	Dassault Sys S A~Sponsored ADR	Common Stock		430,244
	Delhaize Group	Common Stock		986,619
	Denso Corp~ADR	Common Stock		477,792
	Deutsche Bank Npv	Common Stock		961,894
	Deutsche Lufthansa A G~Sponsored ADR	Common Stock		423,688
	Deutsche Telekom Ag Sponsored ADR	Common Stock		974,610
	Dexia Sa Npv	Common Stock		-
	Diageo Plc Spon ADR New	Common Stock		897,124
	Dnb Nor Asa 144A Spon ADR	Common Stock		281,336
	E On Ag	Common Stock		1,983,754
	Edp-Energias De Portugal Sa ADR~Sponsored	Common Stock		365,208
	Eisai Ltd Spons ADR	Common Stock		1,102,110
	Elan Corp Plc ADR	Common Stock		234,511
	Enel Societa Per Azioni~ADR	Common Stock		918,702
	Eni S P A Sponsored ADR	Common Stock		1,588,749
	Ericsson (Lm) Telephone Co ADR (New)	Common Stock		540,942
	Erste Group Bank Ag	Common Stock		282,295
	Essilor Intl~Sponsored ADR	Common Stock		515,140
	European Aeronautic Defence &~Space Co Eads Nv~Unsponsored ADR	Common Stock		406,181
	Experian Plc ADR	Common Stock		347,774

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Fiat S.P.A ADR New	Common Stock		483,783
	Firstgroup~ADR	Common Stock		254,523
	Fortis Nl~Sponsored ADR New	Common Stock		311,253
	Fosters Group Ltd ADR Ltd Spons~New	Common Stock		631,604
	France Telecom Sponsored ADR	Common Stock		762,248
	Fresenius Med Care Ag & Co. Kgaa ADR~Rep Ord Bearer Shs	Common Stock		333,963
	Fuji Heavy Industries Ltd ADR	Common Stock		261,025
	Fujifilm Hldgs Corp~ADR 2 Ord	Common Stock		389,594
	Fujitsu Ltd ADR Com	Common Stock		345,708
	Furukawa Elec Ltd ADR	Common Stock		315,119
	Gdf Suez~Sponsored ADR	Common Stock		1,176,305
	Glaxo Smithkline Plc~ADR	Common Stock		2,165,313
	Hachijuni Bk Ltd~ADR	Common Stock		330,629
	Hang Seng Bk Ltd Spons ADR	Common Stock		340,216
	Hannover Reins Corp~Sponsored ADR	Common Stock		376,816
	Heineken N V ADR~Nlg5	Common Stock		235,218
	Hellenic Telecommun Org Spons ADR~Rep 1/2 Ord Shs	Common Stock		167,899
	Henkel Ag & Company Kgaa Spons ADR~Repstg Ord Shs	Common Stock		240,176
	Henkel Ag And Co. Kgaa Spons ADR~Repstg Pfd Shs	Common Stock		498,739
	Hennes & Mauritz Ab~ADR	Common Stock		694,025
	Hino Motors Ltd ADR	Common Stock		144,820
	Hitachi Ltd ADR 10 Com	Common Stock		260,780
	Honda Motor Co Ltd	Common Stock		1,220,400
	Hong Kong & China Gas Ltd Spnsrd ADR	Common Stock		355,898
	Hongkong Elec Hldgs Ltd~Sponsored ADR	Common Stock		337,404
	Hopewell Hldgs Ltd Sponsored ADR	Common Stock		178,035
	Hoya Corp~Sponsored ADR	Common Stock		290,675
	Hsbc Hldgs Plc~Sponsored ADR New	Common Stock		4,011,143
	Husqvarna Ab~Sponsored ADR Repstg 2 Cl B~Shs	Common Stock		356,102
	Hutchison Whampoa Ltd ADR	Common Stock		303,019
	Hysan Dev Ltd Sponsored ADR	Common Stock		448,801
	Iberdrola S A~Sponsored ADR Repstg 1 Ord Shs	Common Stock		1,665,137
	Icap Plc~Sponsored ADR Repstg 2 Ord Sh	Common Stock		250,248
	Imperial Tob Group Plc Sponsored ADR	Common Stock		677,331
	Ing Groep N V Sponsored ADR	Common Stock		769,879
	Intercontinental Hotels Group~Plc New~Sponsored ADR New June 2007	Common Stock		260,586
	International Pwr Plc~Sponsored ADR	Common Stock		350,104
	Intesa Sanpaolo S P A~Sponsored ADR Repstg Ord Shs	Common Stock		2,803,979
	Invensys Plc~Sponsored ADR New	Common Stock		272,451
	Isuzu Motors Ltd Unsponsored ADR	Common Stock		226,713
	Italcementi S P A ADR	Common Stock		195,080
	Itochu Corp ADR	Common Stock		446,874
	J Sainsbury Plc~Sponsored ADR New	Common Stock		257,940
	James Hardie Inds N V~Sponsored ADR	Common Stock		667,397
	Japan Airlines Corporation~ADR	Common Stock		195,066
	Johnson Matthey Pub Ltd Co~Johnson Matthey Pub Ltd Co~Sponsored ADR~Formerly Johnson Matthey & Co	Common Stock		238,977

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Kajima Corp ADR	Common Stock		166,722
	Kao Corp ADR~Sponsored ADR Repstg 10 Shs~Com	Common Stock		443,897
	Kawasaki Heavy Inds Ltd~Sponsored ADR	Common Stock		291,566
	Kbc Groep Nv Npv	Common Stock		-
	Keppel Ltd Sponsored ADR	Common Stock		400,445
	Kingfisher Plc~Sponsored ADR Par 15 5/7 Pence	Common Stock		474,609
	Kirin Hldgs Co Ltd~Sponsored ADR	Common Stock		416,130
	Kobe Stl Ltd Sponsored ADR	Common Stock		353,702
	Komatsu Ltd New	Common Stock		477,814
	Konami Corp~Sponsored ADR	Common Stock		180,000
	Koninklijke Ahold Nv~Sponsored ADR 2007	Common Stock		346,034
	Koninklijke Philips Electrs~N V~Sponsored ADR New 2000	Common Stock		783,104
	Kubota Corp ADR	Common Stock		442,752
	Kyocera Corp ADR	Common Stock		389,620
	L Oreal Co ADR	Common Stock		1,577,931
	Ladbrokes Plc~Sponsored ADR	Common Stock		130,567
	Lafarge S.A. ADR~Sponsored ADR New	Common Stock		378,038
	Legal & General Plc ADR	Common Stock		363,576
	Lend Lease Ltd~Sponsored ADR	Common Stock		981,353
	Lloyds Banking Group Plc~Sponsored ADR	Common Stock		355,469
	Lonmin Pub Ltd Co	Common Stock		315,559
	Lonza Group Ag~ADR	Common Stock		242,190
	Luxottica Group S P A ADR~Sponsored ADR	Common Stock		220,540
	Lvmh Moet Hennessy Louis~Vuitton~ADR	Common Stock		301,525
	Mabubeni Corp ADR	Common Stock		356,785
	Makita Corporation ADR	Common Stock		387,750
	Man Group Plc~ADR	Common Stock		437,913
	Marks & Spencer Group P L C~Sponsored ADR	Common Stock		286,197
	Marui Ltd ADR New	Common Stock		453,879
	Matsui Secs Co Ltd~ADR	Common Stock		124,713
	Mediaset S P A~Sponsored ADR Repstg 3 Ord Shs	Common Stock		417,991
	Merck Kgaa~ADR	Common Stock		241,114
	Metso Corp~Sponsored ADR	Common Stock		565,549
	Minebea Ltd Spon ADR	Common Stock		350,513
	Mitsubishi Corp ADR~Sponsored	Common Stock		916,102
	Mitsubishi Elec Corp ADR	Common Stock		404,696
	Mitsubishi Estate Ltd ADR	Common Stock		539,794
	Mitsubishi Ufj Finl Group Inc~Sponsored ADR	Common Stock		1,097,504
	Mitsui & Co Ltd ADR	Common Stock		485,622
	Mitsui Sumitomo Ins Group~Hldgs Inc~ADR	Common Stock		624,938
	Mizuho Finl Group Inc~Sponsored ADR	Common Stock		525,100
	Mtr Corp Ltd~Sponsored ADR	Common Stock		266,131
	National Aust Bk Ltd ADR New	Common Stock		1,399,666
	National Bk Greece S A~Sponsored ADR	Common Stock		456,188
	National Grid Plc~Sponsored ADR New~Formerly National Grid Group~Plc To 10/21/2002 & Formerly	Common Stock		720,100

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Curernt Value
	Nec Corp ADR	Common Stock		151,453
	Neptune Orient Lines Ltd~Sponsored ADR	Common Stock		421,275
	Nestle S A Sponsored ADR~Repstg Reg Sh	Common Stock		3,644,503
	Newcrest Mng Ltd Sponsored ADR	Common Stock		523,667
	Nidec Corp~Sponsored ADR	Common Stock		380,644
	Nikon Corp~ADR	Common Stock		215,995
	Nintendo Ltd ADR	Common Stock		544,511
	Nippon Stl Corp~ADR	Common Stock		588,106
	Nippon Teleg & Tel Corp Sponsored ADR	Common Stock		615,888
	Nippon Yusen Kabushiki Kaisha~Sponsored ADR 2006	Common Stock		551,070
	Nissan Mtr Ltd ADR~Sponsored ADR	Common Stock		609,070
	Nisshin Steel Ltd ADR	Common Stock		202,590
	Nitto Denko Corp ADR	Common Stock		356,625
	Nokia Corp ADR-A Shs~Sponsored	Common Stock		1,083,229
	Nomura Hldgs Inc~Sponsored ADR	Common Stock		510,600
	Norsk Hydro A S Sponsored ADR	Common Stock		202,216
	Novartis Ag Spnsrd ADR	Common Stock		2,776,474
	Novo Nordisk A/S ADR	Common Stock		944,980
	Novozymes A/S~Sponsored ADR	Common Stock		156,183
	Nsk Ltd ADR~Sponsored	Common Stock		416,351
	Ntt Docomo Inc~Sponsored ADR	Common Stock		577,374
	Oji Paper Co Ltd Sponsored ADR	Common Stock		309,209
	Olympus Corp~Sponsored ADR	Common Stock		640,200
	Omron Corp~Sponsored ADR~Formerly Omron Tateisi Electrs~Co To 04/01/1990	Common Stock		230,304
	Omv-Ag~Sponsored ADR New	Common Stock		195,829
	Orix Corp~Sponsored ADR	Common Stock		478,240
	Orkla A S~Sponsored ADR Repstg Ser A	Common Stock		204,545
	Osterreichische~Elektrizitatswirtschafts~Sponsored ADR	Common Stock		264,275
	Panasonic Corp~ADR	Common Stock		530,950
	Panasonic Elec Wks Co Ltd~ADR	Common Stock		421,827
	Pearson Plc	Common Stock		373,360
	Peugeot S.A. ADR	Common Stock		453,206
	Portugal Telecom Sgps S.A. ADR	Common Stock		278,006
	Prudential Plc ADR	Common Stock		767,887
	Publicis S A New~Sponsored ADR	Common Stock		613,105
	Randgold Res Ltd ADR~ADR	Common Stock		174,064
	Reed Elsevier N V~Sponsored ADR New	Common Stock		219,454
	Reed Elsevier P L C~Sponsored ADR New	Common Stock		230,612
	Repsol Ypf S.A. ADR	Common Stock		645,812
	Rexam Plc~Sponsored ADR New 2001	Common Stock		258,620
	Ricoh Ltd ADR New	Common Stock		225,834
	Rio Tinto Plc Spon ADR	Common Stock		1,474,129
	Roche Hldg Ltd Sponsored ADR	Common Stock		2,487,978
	Rolls-Royce Group Plc~Sponsored ADR	Common Stock		321,681
	Royal Dsm N V~Sponsored ADR	Common Stock		152,263
	Royal Dutch Shell Plc Spons ADR~Repstg A Shs	Common Stock		2,108,358
	Royal Dutch Shell Plc~Sponsored ADR Repstg B Shs	Common Stock		1,548,699
	Royal Kpn Nv~Sponsored ADR	Common Stock		589,449
	Rwe Ag Spons ADR~Repstg Ord Par	Common Stock		1,057,234
	Sabmiller Plc~Sponsored ADR	Common Stock		633,971
	Sage Group Plc~Unsponsored ADR	Common Stock		163,341

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Sandvik Ab ADR	Common Stock		505,931
	Sanofi-Aventis~Sponsored ADR	Common Stock		1,759,296
	Santos Ltd ADR New	Common Stock		400,889
	Santos Ltd~ADR-Unsponsered	Common Stock		18,197
	Sanyo Elec Ltd ADR	Common Stock		181,843
	Sap Ag	Common Stock		838,648
	Scottish & Southn Energy Plc~Sponsored ADR	Common Stock		481,849
	Secom Ltd ADR	Common Stock		379,828
	Seiko Epson Corp~Unsponsored ADR	Common Stock		241,050
	Sekisui House Ltd~Sponsored ADR~Formerly Sekisui Prefab Homes~Ltd To 04/28/1982	Common Stock		216,288
	Sgs Societe Generale De~Surveillance Hldg Sa~ADR	Common Stock		274,449
	Sharp Corp	Common Stock		325,936
	Shinsei Bk Ltd~Sponsored ADR	Common Stock		214,830
	Shiseido Ltd Sponsored ADR	Common Stock		344,358
	Shizuoka Bk Ltd ADR	Common Stock		389,120
	Siemens A G~Sponsored ADR	Common Stock		1,702,869
	Singapore Telecommunications~Ltd~Sponsored ADR New 2006	Common Stock		452,565
	Sino Ld Ltd Sponsored ADR	Common Stock		321,448
	Skf Ab ADR~Sponsored ADR Par S Kr 12.50	Common Stock		606,543
	Smith & Nephew P L C~Sponsored ADR New	Common Stock		332,100
	Societe Generale France Sponsored ADR	Common Stock		859,615
	Sodexho Spons ADR	Common Stock		657,754
	Solvay S A Sponsored ADR	Common Stock		453,958
	Sony Corp ADR Amern Sh New~Ea Rcpt Represents 1 Actual Japanese Sh~ADR	Common Stock		580,000
	Statoil Asa~Sponsored ADR	Common Stock		718,305
	Stora Enso Oyj~Sponsored ADR Repstg Ser R Shs	Common Stock		302,199
	Suez Environnement Co S A~ADR Repstg 1/2 Com Shs	Common Stock		372,490
	Sumitomo Corp~Sponsored ADR	Common Stock		334,257
	Sumitomo Elec Inds Ltd ADR	Common Stock		284,119
	Sumitomo Metal Inds Ltd ADR	Common Stock		567,036
	Sumitomo Mitsui Finl Group Inc~ADR	Common Stock		594,451
	Sumitomo Tr & Bkg Ltd Spons ADR~Sumitomo Tr & Bkg Ltd~Sponsored ADR	Common Stock		316,290
	Sun Hung Kai Pptys Ltd~Sponsored ADR	Common Stock		620,284
	Suruga Bk Ltd~ADR	Common Stock		328,997
	Svenska Cellulosa Aktiebolaget ADR~Sca Sponsored	Common Stock		438,845
	Swire Pac Ltd ADR~Sponsored Repstg 1 Cl A Sh	Common Stock		457,110
	Swiss Reins Co Sponsored ADR	Common Stock		576,671
	Swisscom~Sponsored ADR	Common Stock		287,010
	Syngenta Ag Spons ADR	Common Stock		769,605
	Tabcorp Hldgs Ltd~Sponsored ADR	Common Stock		420,096
	Taiheiyo Cem Corp~ADR	Common Stock		207,225
	Taisei Constr Ltd ADR	Common Stock		191,285
	Tdk Corp ADR	Common Stock		327,731
	Technip Sa~Sponsored ADR	Common Stock		508,748
	Teijin Ltd ADR	Common Stock		351,253
	Telecom Corp New Zealand Ltd Spon ADR~(Each Conv Into 8 Ord Nzdi)	Common Stock		176,357
	Telecom Italia S P A New~Sponsored ADR Repstg Ord Shs	Common Stock		402,785
	Telecom Italia S P A New~Sponsored ADR Repstg Svgs Shs	Common Stock		284,130
	Telefonica S A Spon ADR	Common Stock		2,465,844
	Telenor Asa~Sponsored ADR	Common Stock		280,789
	Television Broadcast Ltd Spon ADR~ADR	Common Stock		207,131
	Telstra Ltd~Sponsored ADR Final Instalment	Common Stock		478,175

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	Tesco Plc Sponsored ADR	Common Stock				1,045,977
	Tnt N V~Sponsored ADR	Common Stock				524,306
	Tokio Marine Hldgs Inc~ADR	Common Stock				888,492
	Tokyu Ld Corp ADR	Common Stock				293,896
	Tomkins Plc Sponsored ADR	Common Stock				225,000
	Toppan Prtg Ltd ADR	Common Stock				282,345
	Toray Inds Inc ADR	Common Stock				405,234
	Total S.A. ADR	Common Stock				2,889,293
	Toto Ltd ADR	Common Stock				214,384
	Toyo Suisan Kaisha Ltd ADR	Common Stock				504,539
	Toyota Mtr Corp ADR 2 Com	Common Stock				2,230,240
	Trend Micro Inc~Sponsored ADR New	Common Stock				265,426
	Tullow Oil Plc~Sponsored ADR	Common Stock				323,491
	UBS Ag	Common Stock				1,178,031
	Unilever Nv Ny Share F New	Common Stock				1,086,288
	Unilever Plc Amer Shs ADR New	Common Stock				825,508
	United Overseas Bk Ltd Sponsored ADR	Common Stock				589,344
	United Utils Group Plc~Sponsored ADR	Common Stock				313,060
	Upm Kymmene Corp Sponsored ADR	Common Stock				444,326
	Veolia Environnement~Sponsored ADR	Common Stock				486,065
	Vestas Wind Sys A/S Utd~Kingdom~Unsponsored ADR Repstg 1 Ord~Shs	Common Stock				293,098
	Vivendi Sa~Sponsored ADR	Common Stock				877,149
	Vodafone Group Plc New~Vodafone Group Plc New~Sponsored ADR New	Common Stock				2,394,895
	Volkswagen A G Sponsored A ADR	Common Stock				303,541
	Volvo Aktiebolaget ADR B	Common Stock				415,403
	Westfield Hldgs Ltd /~Westfield Tr / Westfield Amer~Sponsored ADR Repstg Stapled~Secs	Common Stock				654,620
	Westpac Bkg Corp Sponsored ADR	Common Stock				1,514,468
	Wolseley Plc~Sponsored ADR	Common Stock				86,602
	Wolters Kluwer N V Sponsored ADR	Common Stock				197,568
	Woodside Pete Ltd Sponsored ADR	Common Stock				731,948
	Wpp Plc~ADR	Common Stock				313,306
	Yamazaki Baking Ltd ADR	Common Stock				390,277
	Yara Intl ADR~Sponsored ADR	Common Stock				177,571
	Zurich Finl Svcs~Sponsored ADR	Common Stock				823,802
			Total Common Stock			199,779,694

	Swp: USD 4.55 Due 10/3/2010~Swap Receive	Interest Rate Swap	4.550%	10/3/10		936,883
	Swp: USD 4.55 Due 10/3/2010~Swap Pay	Interest Rate Swap	4.550%	10/3/10		(900,000)
	Swp: USD 5.1575% 11/7/10~Swp Id Brs2Yewp8 Fxd	Interest Rate Swap	5.158%	11/7/10		1,150,839
	Swp: USD 5.1575% 11/7/10~Swp Id Brs2Yewp8 Flo	Interest Rate Swap		11/7/10		(1,100,000)
	Swp: USD 5.000 11/07/10~Brs1N1Lw7 (Receive)	Interest Rate Swap	5.000%	11/7/10		1,044,652
	Swp: USD 5.000 11/07/10~Brs1N1Lw7 (Pay)	Interest Rate Swap		11/7/10		(1,000,000)
	Swp:USD 5.305000 10/15/2017~Swap/Swap Brs58Mfl0	Interest Rate Swap		10/15/17		3,700,000
	P Swp:USD 5.305000 10/15/2017~Swap/Swap Brs58Mfl0	Interest Rate Swap		10/15/17		(4,159,068)
	Swp:USD 4.295000 11/28/2012 Fix~Swap/Swap Brs5Pqkg7	Interest Rate Swap		11/28/12		8,540,379
	Swp :USD 4.295000 11/28/2012 Float~Swap/Swap Brs5Pqkg7	Interest Rate Swap		11/28/12		(8,000,000)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Swp: USD 2.00 7/06/2012 Fixed~Brs8Euz60	Interest Rate Swap	7/6/12		2,537,595
	Swp: USD 2.00 7/06/2012 Float~Brs8Euz60	Interest Rate Swap	7/6/12		(2,500,000)
	Swp: USD 2.845 7/6/2014 Fixed~Brs8Ev3Y2	Interest Rate Swap	7/6/14		(1,523,861)
	Swp: USD 2.845 7/06/2014 Float~Brs8Ev3Y2	Interest Rate Swap	7/6/14		1,500,000
	Swp: USD 2.792500 07/23/2014 Fix~Brs8H88N9	Interest Rate Swap	7/23/14		1,921,704
	Swp: USD 2.792500 07/23/2014 Flt~Brs8H88N9	Interest Rate Swap	7/23/14		(1,900,000)
	Swp: USD 2.902140 08/20/2014 Fixed~Brs8Meg19	Interest Rate Swap	8/20/14		(1,722,686)
	Swp: USD 2.902140 08/20/2014 Float~Brs8Meg19	Interest Rate Swap	8/20/14		1,700,000
	Swp: USD 2.7275 9/10/2014 Float~Brs8Qeqa4	Interest Rate Swap	9/10/14		5,000,000
	Swp: USD 2.7275 9/10/2014 Fixed~Brs8Qeqa4	Interest Rate Swap	9/10/14		(5,012,950)
	Swp: USD 3.6425 9/10/2019 Fixed~Brs8Qev00	Interest Rate Swap	9/10/19		2,800,000
	Swp: USD 3.6425 9/10/2019 Float~Brs8Qev00	Interest Rate Swap	9/10/19		(2,764,271)
	Swp: USD 1.365000 10/21/2011 Fixed~Brs8Whv71	Interest Rate Swap	10/21/11		8,834,023
	Swp: USD 2.500000 11/19/2014 Float~Brs92Ce56	Interest Rate Swap	11/19/14		3,200,000
	Swp: USD 2.500000 11/19/2014 Fixed~Brs92Ce56	Interest Rate Swap	11/19/14		(3,145,132)
	Swp: USD 1.258750 05/21/2011 Fixed~Brs88B0T7	Interest Rate Swap	5/21/11		(5,730,174)
	Swp: USD 1.258750 05/21/2011 Float~Brs88B0T7	Interest Rate Swap	5/21/11		5,700,000
	Swp: USD 2.5925 10/05/02014 Float~Brs8Txeq7	Interest Rate Swap	10/5/14		3,100,000
	Swp: USD 2.5925 10/05/2014 Fixed~Brs8Txeq7	Interest Rate Swap	10/5/14		(3,076,758)
	Swp: USD 3.492940 10/22/2019 Fix~Brs8Wq836	Interest Rate Swap	10/22/19		1,743,436
	Swp: USD 3.492940 10/22/2019 Flt~Brs8Wq836	Interest Rate Swap	10/22/19		(1,800,000)
	Swp: USD 1.365000 10/21/2011 Float~Brs8Whv71	Interest Rate Swap	10/21/11		(8,799,999)
	Future T-Note 10yr CBOT 100,000 USD/CBOT-per unit	Futures	3/22/10		-
	Future T-Note 2yr 200,000 USD/CBOT-per unit	Futures	3/31/10		-
	Future T-Note 5yr 100,000 USD/CBOT-per unit	Futures	3/31/10		-
	Future T-Note 2yr 200,000 USD/CBOT-per unit	Futures	3/31/10		-
	Future T-Note 5yr 100,000 USD/CBOT-per unit	Futures	3/31/10		-
	Future Eurodollar 3mo 1,000,000 EUD/IMM-per unit	Futures	6/14/10		-

			Total Derivatives		274,612

	Assets (Held and End of Year)				$2,846,798,151

* represents party in interest